UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2023
Commission file number
001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)

1-2,
Marunouchi
1-chome,
Chiyoda-ku,
Tokyo
100-0005,
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or
Form 40-F:    Form
20-F    ☒    or    Form
40-F    ☐
THIS REPORT ON FORM
6-K
SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM
F-3
(FILE NO. 333-273003) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit number
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104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2023, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Fumihiko Ito
Name: Fumihiko Ito
Title: Senior Managing Corporate Executive Officer Group Chief Financial Officer
Date: December 22, 2023

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on
Form 20-F
and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW
Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our,” the “Company” or “SMFG”) is a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. Through our subsidiaries and affiliates, we offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. References to the “SMBC Group” are to us and our subsidiaries and affiliates taken as a whole.
RECENT DEVELOPMENTS
Operating Environment
Economic Environment
Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.
The Japanese economy showed signs of recovery during the first half of the fiscal year ending March 31, 2024. This was primarily due to an increase in exports of goods and services supported by the easing supply chain constraints.
The following table presents the
quarter-on-quarter
growth rates of Japanese gross domestic product (“GDP”) from the third quarter of the fiscal year ended March 31, 2022, through the second quarter of the fiscal year ending March 31, 2024, based on data published in December 2023 by the Cabinet Office of the Government of Japan.

	For the fiscal year ended/ending March 31,
	2022		2023				2024
	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Japanese GDP	1.1%	(0.6%)	1.1%	(0.1%)	0.2%	1.2%	0.9%	(0.7%)
Japanese GDP increased by 0.9% on a
quarter-on-quarter
basis for the first quarter of the fiscal year ending March 31, 2024, primarily due to an increase in exports of goods and services supported by the easing supply chain constraints. However, it decreased by 0.7% on a quarter-on-quarter
basis for the second quarter of the fiscal year ending March 31, 2024, primarily due to changes in private inventories and an increase in imports of goods and services.
The employment situation, as a whole, improved gradually. The active job openings-to-applicants
ratio published by the Ministry of Health, Labour and Welfare of Japan remained generally stable. According to the statistical data published by the Statistics Bureau of Japan, the unemployment rate in September 2023, was 2.6%, a decrease of 0.2 percentage points from March 2023. Further, the compensation of employees increased by 0.2% on a quarter-on-quarter
basis for the first quarter of the fiscal year ending March 31, 2024. However, it decreased by 0.7% on a quarter-on-quarter
basis for the second quarter of the fiscal year ending March 31, 2024.
According to Teikoku Databank, a research institution in Japan, there were approximately 4,200 corporate bankruptcies in Japan for the six months ended September 30, 2023, an increase of 34.7% from the same period in the previous year, involving approximately ¥1.6 trillion in total liabilities, a decrease of 10.1% from the same period in the previous year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In January 2016, in addition to the existing provision of ample funds, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate.” Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the
10-year
Japanese government bonds would be close to around 0% to control long-term interest rates. In July 2018, the BOJ decided to introduce forward guidance for policy rates with a view to persistently continuing with powerful monetary easing. Further, in October 2019, the BOJ amended its forward guidance to indicate that it expects short-and long-term interest rates to remain at or below their present levels so long as the BOJ believes it is necessary to pay close attention to the possibility of a loss in momentum toward achieving its 2% price stability target. In March 2021, the BOJ announced the establishment of a scheme to apply interest rates, which would be linked to the short-term policy interest rate, as an incentive to financial institutions for part of their current account balances, based on the recognition of the importance of continuing with monetary easing in a sustainable manner and making nimble and effective responses to counter changes in developments in economic activity and prices, as well as in financial conditions. In addition, the BOJ made clear that the target range of the
10-year
Japanese government bonds yield fluctuations would be between plus and minus 0.25%. Moreover, in December 2022, in light of increased observed volatility in overseas financial and capital markets that affected markets in Japan, the BOJ expanded the range of
10-year
Japanese government bonds yield fluctuations to between plus and minus 0.5%. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark for short-term interest rates, remained negative for the first half of the fiscal year ending March 31, 2024. The yield on newly issued
10-year
Japanese government bonds, which is the benchmark for long-term interest rates, was around 0.7% at September 29, 2023. On October 31, 2023, the BOJ announced adjustments to its yield curve control policy and will regard the upper bound of 1.0% for
10-year
Japanese government bonds yields as a reference in its market operations.
The yen depreciated against the U.S. dollar from ¥133.13 at March 31, 2023 to ¥148.77 at September 29, 2023, according to the statistical data published by the BOJ.
The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange, rose from ¥28,041.48 at March 31, 2023 to ¥33,753.33 at July 3 2023, its highest closing level since March 1990. It subsequently dropped to ¥31,857.62 at September 29, 2023.
According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price and the average commercial land price in Japan increased by 0.7% and 1.5%, respectively, from July 1, 2022 to July 1, 2023.
During the first half of the fiscal year ending March 31, 2024, the global economy continued to recover gradually, but its pace of recovery slowed down primarily due to downward pressure on the global economy affected by persistent inflation and ongoing global monetary tightening. The U.S. economy continued to recover during the first half of the fiscal year ending March 31, 2024, primarily due to an increase in capital investments by business reflecting the easing supply chain constraints in the first three months of the period and an increase in private consumption supported by the positive employment situation in the latter three months of the period. The European economy, as a whole, had been at a standstill for the first half of the fiscal year ending March 31, 2024, primarily due to downward pressure on the European economy affected by persistent inflation and ongoing monetary tightening. In Asia, the Chinese economy slowed down for the first half of the fiscal year ending March 31, 2024, primarily due to the sluggish growth in employment and income of households, and the stalling momentum in the real estate market. Asian economies other than China, continued to recover gradually during the first half of the fiscal year ending March 31, 2024, primarily due to an increase in private consumption.

Regulatory Environment
In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.
Capital Adequacy Requirements
Each year, the Financial Stability Board (“FSB”) publishes a list of global financial institutions that it has identified as Global Systemically Important Banks
(“G-SIBs”)
based on the methodology issued by the Basel Committee on Banking Supervision (“BCBS”).
G-SIBs
included on the list are required to maintain an amount of Common Equity Tier 1 (“CET1”) capital above the Basel III minimum requirement and applicable capital conservation buffer to discourage such financial institutions from becoming even more systemically important. This is commonly known as the
G-SIB
capital surcharge.
The
G-SIB
capital surcharge ranges from 1% to 2.5% of additional CET1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB.
We have been included in the list of
G-SIBs
each year since the initial list was published in November 2011 and were included on the list published in November 2023. Based on that list, the additional CET1 capital as a percentage of risk-weighted assets we are currently required to maintain is 1%.
Developments Related to Our Business
Issuance of a Perpetual Subordinated Bond Qualified as Additional Tier 1 Capital
In September 2023, we issued ¥211 billion in aggregate principal amount of perpetual subordinated bonds. The bonds are Basel
III-compliant
Additional Tier 1 capital instruments and are classified as equity under International Financial Reporting Standards (“IFRS”). For further information, see Note 12 “Equity Attributable to Other Equity Instruments Holders” to our consolidated financial statements included elsewhere in this report.
Repurchase and Cancellation of Own Shares
On November 14, 2023, our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 26,000,000 shares of our common stock and (ii) an aggregate of ¥150 billion between November 15, 2023 and March 31, 2024. During November 2023, we entered into contracts to repurchase 3,568,800 shares of common stock for ¥26 billion in aggregate.
Changes in Management
On November 25, 2023, Jun Ohta passed away and stepped down from his position as our President and Group Chief Executive Officer (“CEO”). On November 27, 2023, we announced that Toru Nakashima, Deputy President and Corporate Executive Officer, would assume Jun Ohta’s duties in an acting capacity for the time being.
On December 1, 2023, Toru Nakashima was appointed as our new President and Group CEO. Toru Nakashima joined the Sumitomo Bank, a predecessor of SMBC, in April 1986, and previously held positions as our Group Chief Financial Officer and Group Chief Strategy Officer, among others. Subject to shareholder approval at the ordinary general meeting of shareholders to be held in June 2024, Toru Nakashima is also expected to join our board of directors.
Accounting Changes
See Note 2 “Summary of Material Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION
The figures in our operating results and financial condition presented below are prepared in accordance with IFRS as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.
Executive Summary
Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income decreased by ¥15,091 million from ¥2,162,634 million for the six months ended September 30, 2022 to ¥2,147,543 million for the six months ended September 30, 2023, primarily due to decreases in net income from financial assets and liabilities at fair value through profit or loss and net trading income, which were partially offset by increases in net fee and commission income and net investment income. Our net profit decreased by ¥114,607 million from ¥777,394 million for the six months ended September 30, 2022 to ¥662,787 million for the six months ended September 30, 2023, primarily due to increases in impairment charges on financial assets and operating expenses.
Our total assets increased by ¥23,953,609 million from ¥257,687,038 million at March 31, 2023 to ¥281,640,647 million at September 30, 2023, primarily due to increases in investment securities, loans and advances and derivative financial instruments.
Our total liabilities increased by ¥22,425,939 million from ¥244,150,073 million at March 31, 2023 to ¥266,576,012 million at September 30, 2023, primarily due to increases in repurchase agreements and cash collateral on securities lent, deposits and derivative financial instruments.
Our total equity increased by ¥1,527,670 million from ¥13,536,965 million at March 31, 2023 to ¥15,064,635 million at September 30, 2023, primarily due to increases in other reserves, retained earnings and equity attributable to other equity instruments holders.

Operating Results
The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2023 and 2022.

	For the six months ended September 30,
	2023	2022

	(In millions, except per share data)
Interest income	¥2,776,392	¥1,424,087
Interest expense	1,887,450	573,910

Net interest income	888,942	850,177

Fee and commission income	690,715	607,546
Fee and commission expense	119,089	112,737

Net fee and commission income	571,626	494,809

Net trading income	487,524	565,037
Net income from financial assets and liabilities at fair value through profit or loss	79,984	171,708
Net investment income (loss)	61,733	(4,915)
Other income	57,734	85,818

Total operating income	2,147,543	2,162,634

Impairment charges on financial assets	130,253	88,025

Net operating income	2,017,290	2,074,609

General and administrative expenses	1,072,003	948,612
Other expenses	129,601	162,686

Operating expenses	1,201,604	1,111,298

Share of post-tax profit of associates and joint ventures	55,286	61,241

Profit before tax	870,972	1,024,552

Income tax expense	208,185	247,158

Net profit	¥662,787	¥777,394

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥651,127	¥762,185
Non-controlling interests	5,891	9,603
Other equity instruments holders	5,769	5,606

Earnings per share:
Basic	¥487.79	¥555.91
Diluted	487.65	555.72
Total operating income decreased by ¥15,091 million, or 1%, from ¥2,162,634 million for the six months ended September 30, 2022 to ¥2,147,543 million for the six months ended September 30, 2023, primarily due to decreases in net income from financial assets and liabilities at fair value through profit or loss and net trading income, which were partially offset by increases in net fee and commission income and net investment income. In addition, due to an increase in impairment charges on financial assets, net operating income also decreased by ¥57,319 million from ¥2,074,609 million for the six months ended September 30, 2022, to ¥2,017,290 million for the six months ended September 30, 2023.

Net profit decreased by ¥114,607 million from ¥777,394 million for the six months ended September 30, 2022 to ¥662,787 million for the six months ended September 30, 2023, as a result of the decrease in net operating income described above and an increase in general and administrative expenses, which were partially offset by decreases in other expenses and income tax expense.
Net Interest Income
The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average annualized interest rates for the six months ended September 30, 2023 and 2022.

	For the six months ended September 30,
	2023			2022
	Average balance (3)	Interest income	Average rate	Average balance (3)	Interest income	Average rate

	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥853,733	¥5,051	1.18%	¥844,795	¥2,371	0.56%
Foreign offices	10,461,026	241,478	4.62%	11,158,056	86,580	1.55%

Total	11,314,759	246,529	4.36%	12,002,851	88,951	1.48%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	11,750,343	32,821	0.56%	9,949,229	3,817	0.08%
Foreign offices	8,710,275	150,503	3.46%	4,569,739	25,855	1.13%

Total	20,460,618	183,324	1.79%	14,518,968	29,672	0.41%

Investment securities (1) :
Domestic offices	16,930,897	93,214	1.10%	21,184,849	37,279	0.35%
Foreign offices	7,399,580	116,263	3.14%	6,147,879	55,133	1.79%

Total	24,330,477	209,477	1.72%	27,332,728	92,412	0.68%

Loans and advances (2) :
Domestic offices	68,597,905	595,707	1.74%	65,974,666	465,097	1.41%
Foreign offices	45,726,467	1,541,355	6.74%	45,378,263	747,955	3.30%

Total	114,324,372	2,137,062	3.74%	111,352,929	1,213,052	2.18%

Total interest-earning assets:
Domestic offices	98,132,878	726,793	1.48%	97,953,539	508,564	1.04%
Foreign offices	72,297,348	2,049,599	5.67%	67,253,937	915,523	2.72%

Total	¥170,430,226	¥2,776,392	3.26%	¥165,207,476	¥1,424,087	1.72%

	For the six months ended September 30,
	2023			2022
	Average balance (3)	Interest expense	Average rate	Average balance (3)	Interest expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥103,569,747	¥102,102	0.20%	¥100,678,351	¥25,551	0.05%
Foreign offices	39,896,364	907,091	4.55%	35,785,345	261,739	1.46%

Total	143,466,111	1,009,193	1.41%	136,463,696	287,290	0.42%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	10,840,508	146,194	2.70%	10,968,681	34,093	0.62%
Foreign offices	8,289,719	212,182	5.12%	8,290,399	53,582	1.29%

Total	19,130,227	358,376	3.75%	19,259,080	87,675	0.91%

Borrowings and other interest-bearing liabilities:
Domestic offices	16,117,799	59,045	0.73%	19,392,604	27,754	0.29%
Foreign offices	1,125,467	50,966	9.06%	818,075	25,231	6.17%

Total	17,243,266	110,011	1.28%	20,210,679	52,985	0.52%

Debt securities in issue:
Domestic offices	9,836,853	294,719	5.99%	8,160,989	112,072	2.75%
Foreign offices	2,203,388	55,908	5.07%	2,278,082	16,667	1.46%

Total	12,040,241	350,627	5.82%	10,439,071	128,739	2.47%

Premiums for deposit insurance and others:
Domestic offices	—	11,915	—	—	10,074	—
Foreign offices	—	47,328	—	—	7,147	—

Total	—	59,243	—	—	17,221	—

Total interest-bearing liabilities:
Domestic offices	140,364,907	613,975	0.87%	139,200,625	209,544	0.30%
Foreign offices	51,514,938	1,273,475	4.94%	47,171,901	364,366	1.54%

Total	¥191,879,845	¥1,887,450	1.97%	¥186,372,526	¥573,910	0.62%

Net interest income and interest rate spread		¥888,942	1.29%		¥850,177	1.10%

(1)
Taxable investment securities and
non-taxable
investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt
obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)
Average balances are generally based on a daily average. Weekly, month-end
or
quarter-end
averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the six months ended September 30, 2023 compared to the six months ended September 30, 2022.

	Six months ended September 30, 2023 compared to six months ended September 30, 2022 Increase / (decrease)
	Volume	Rate	Net change

		(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥25	¥2,655	¥2,680
Foreign offices	(5,729)	160,627	154,898

Total	(5,704)	163,282	157,578

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	847	28,157	29,004
Foreign offices	38,120	86,528	124,648

Total	38,967	114,685	153,652

Investment securities:
Domestic offices	(8,811)	64,746	55,935
Foreign offices	12,999	48,131	61,130

Total	4,188	112,877	117,065

Loans and advances:
Domestic offices	19,122	111,488	130,610
Foreign offices	5,789	787,611	793,400

Total	24,911	899,099	924,010

Total interest income:
Domestic offices	11,183	207,046	218,229
Foreign offices	51,179	1,082,897	1,134,076

Total	¥62,362	¥1,289,943	¥1,352,305

	Six months ended September 30, 2023 compared to six months ended September 30, 2022 Increase / (decrease)
	Volume	Rate	Net change

	(In millions)
Interest expense:
Deposits:
Domestic offices	¥743	¥75,808	¥76,551
Foreign offices	33,281	612,071	645,352

Total	34,024	687,879	721,903

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	(402)	112,503	112,101
Foreign offices	(4)	158,604	158,600

Total	(406)	271,107	270,701

Borrowings and other interest-bearing liabilities:
Domestic offices	(5,470)	36,761	31,291
Foreign offices	11,460	14,275	25,735

Total	5,990	51,036	57,026

Debt securities in issue:
Domestic offices	25,235	157,412	182,647
Foreign offices	(3,094)	42,335	39,241

Total	22,141	199,747	221,888

Premiums for deposit insurance and others:
Domestic offices	1,841	—	1,841
Foreign offices	40,181	—	40,181

Total	42,022	—	42,022

Total interest expense:
Domestic offices	21,947	382,484	404,431
Foreign offices	81,824	827,285	909,109

Total	¥103,771	¥1,209,769	¥1,313,540

Net interest income:
Domestic offices	¥(10,764)	¥(175,438)	¥(186,202)
Foreign offices	(30,645)	255,612	224,967

Total	¥(41,409)	¥80,174	¥38,765

Interest Income
Our interest income increased by ¥1,352,305 million, or 95%, from ¥1,424,087 million for the six months ended September 30, 2022 to ¥2,776,392 million for the six months ended September 30, 2023. This increase was primarily due to an increase in interest income on loans and advances of ¥924,010 million, or 76%. Interest income on loans and advances increased by ¥130,610 million, or 28% at domestic offices and by ¥793,400 million, or 106% at foreign offices. The increases were primarily due to an increase in the average rate on loans at foreign offices, reflecting an increase in the market interest rate as well as the interest rate spread through the reduction of low-margin
assets.

Interest Expense
Our interest expense increased by ¥1,313,540 million, or 229%, from ¥573,910 million for the six months ended September 30, 2022 to ¥1,887,450 million for the six months ended September 30, 2023, primarily due to an increase in interest expense on deposits. Our interest expense on deposits increased by ¥721,903 million, or 251%, from ¥287,290 million for the six months ended September 30, 2022 to ¥1,009,193 million for the six months ended September 30, 2023, primarily due to an increase in the average rate on deposits at foreign offices, reflecting an increase in the market interest rate.
Net Interest Income
Our net interest income increased by ¥38,765 million, or 5%, from ¥850,177 million for the six months ended September 30, 2022 to ¥888,942 million for the six months ended September 30, 2023. This was primarily due to an increase in the average rate on interest-earning assets, primarily loans and advances at foreign offices which was partially offset by an increase in the average rate on deposits at foreign offices.
From the six months ended September 30, 2022 to the six months ended September 30, 2023, the average rate on loans and advances at domestic offices increased by 0.33 percentage points from 1.41% to 1.74%. The average rate on loans and advances at foreign offices increased by 3.44 percentage points from 3.30% to 6.74%, resulting in the total for loans and advances increasing by 1.56 percentage points from 2.18% to 3.74%. On the other hand, the average rate on deposits increased by 0.99 percentage points from 0.42% to 1.41%, primarily due to an increase in the average rate on deposits at foreign offices of 3.09 percentage points from 1.46% to 4.55%.
Net Fee and Commission Income
The following table sets forth our net fee and commission income for the six months ended September 30, 2023 and 2022.

	For the six months ended September 30,
	2023	2022

	(In millions)
Fee and commission income from:
Loans	¥71,500	¥68,340
Credit card business	207,529	181,965
Guarantees	41,245	35,386
Securities-related business	88,549	55,537
Deposits	9,016	8,560
Remittances and transfers	74,658	73,526
Safe deposits	2,195	2,051
Trust fees	3,785	3,044
Investment trusts	82,543	74,220
Agency	4,746	4,630
Others	104,949	100,287

Total fee and commission income	690,715	607,546

Fee and commission expense from:
Remittances and transfers	14,871	14,309
Others	104,218	98,428

Total fee and commission expense	119,089	112,737

Net fee and commission income	¥571,626	¥494,809

Fee and commission income increased by ¥83,169 million, or 14% from ¥607,546 million for the six months ended September 30, 2022 to ¥690,715 million for the six months ended September 30, 2023. Primary sources of fee and commission income are fees obtained through credit card business, fees and commissions obtained through securities-related business, fees and commissions obtained through investment trusts, remittance and transfer fees, and loan transaction fees. The increase in fee and commission income was primarily due to increases in fees obtained through credit card business, reflecting the increase in cashless payments, and fees and commissions obtained through securities-related business.
Fee and commission expense increased by ¥6,352 million, or 6%, from ¥112,737 million for the six months ended September 30, 2022 to ¥119,089 million for the six months ended September 30, 2023.
As a result, net fee and commission income increased by ¥76,817 million, or 16% from ¥494,809 million for the six months ended September 30, 2022 to ¥571,626 million for the six months ended September 30, 2023.
Net Income from Trading, Financial Assets and Liabilities at Fair Value Through Profit or Loss, and Investment Securities
The following table sets forth our net income from trading, financial assets and liabilities at fair value through profit or loss, and investment securities for the six months ended September 30, 2023 and 2022.

	For the six months ended September 30,
	2023	2022

	(In millions)
Net trading income:
Interest rate	¥231,755	¥284,254
Foreign exchange	239,041	335,488
Equity	18,017	(56,203)
Credit	(415)	830
Others	(874)	668

Total net trading income	¥487,524	¥565,037

Net income from financial assets and liabilities at fair value through profit or loss:
Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥75,815	¥102,831
Net income from equity instruments	3,177	464
Net income from financial liabilities designated at fair value through profit or loss	992	68,413

Total net income from financial assets and liabilities at fair value through profit or loss	¥79,984	¥171,708

Net investment income (loss):
Net gain (loss) from disposal of debt instruments	¥3,122	¥(54,143)
Dividend income	58,611	49,228

Total net investment income (loss)	¥61,733	¥(4,915)

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥77,513 million from ¥565,037 million for the six months ended September 30, 2022 to ¥487,524 million for the six months ended September 30, 2023. The decrease was primarily due to a decrease in net trading income from foreign exchange transactions and interest rate related transactions, which was partially offset by an increase in net trading income from equity related transactions.

We have carried out hedging transactions mainly to hedge the interest rate risk of financial assets and liabilities and the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS.
As for the economic hedges against interest rate risk, hedged items include loans and deposits and hedging instruments are derivative financial instruments such as interest rate swaps. As for the economic hedges against foreign exchange risk, hedged items are foreign currency denominated assets and liabilities and hedging instruments are currency derivatives. Economic hedge transactions may lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), and may result in significant fluctuations in net trading income.
Net income from financial assets and liabilities at fair value through profit or loss decreased by ¥91,724 million from ¥171,708 million for the six months ended September 30, 2022 to ¥79,984 million for the six months ended September 30, 2023. This was primarily due to a decrease in net gains from changes in the fair value of debt securities in issue designated at fair value through profit or loss.
Net investment income (loss) increased by ¥66,648 million from a net loss of ¥4,915 million for the six months ended September 30, 2022 to a net income of ¥61,733 million for the six months ended September 30, 2023. This was primarily due to a decrease in losses from sales of foreign bonds.
Impairment Charges on Financial Assets
The following table sets forth our impairment charges (reversals) on financial assets for the six months ended September 30, 2023 and 2022.

	For the six months ended September 30,
	2023	2022

	(In millions)
Loans and advances	¥129,983	¥86,989
Loan commitments	(5,132)	(7,429)
Financial guarantees	5,402	8,465

Total impairment charges on financial assets	¥130,253	¥88,025

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments and financial guarantee contracts. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers.
Impairment charges on financial assets increased by ¥42,228 million from ¥88,025 million for the six months ended September 30, 2022 to ¥130,253 million for the six months ended September 30, 2023, primarily due to an increase in impairment charges on loans and advances. The increase was primarily due to an increase in the provision for loan losses related to some large corporate borrowers and consumer loans. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses
The following table sets forth our general and administrative expenses for the six months ended September 30, 2023 and 2022.

	For the six months ended September 30,
	2023	2022

	(In millions)
Personnel expenses	¥501,002	¥449,445
Depreciation and amortization	133,944	129,388
Building and maintenance expenses	4,798	3,460
Supplies expenses	8,008	7,002
Communication expenses	15,169	15,101
Publicity and advertising expenses	78,238	64,179
Taxes and dues	49,340	43,988
Outsourcing expenses	67,450	59,456
Office equipment expenses	39,477	34,737
Others	174,577	141,856

Total general and administrative expenses	¥1,072,003	¥948,612

General and administrative expenses increased by ¥123,391 million, or 13%, from ¥948,612 million for the six months ended September 30, 2022 to ¥1,072,003 million for the six months ended September 30, 2023. The increase was primarily due to the higher marketing costs in our credit card business which is successfully increasing new customers, the effects of inflation and the impact of the depreciation of the yen.
Share of
Post-tax
Profit of Associates and Joint Ventures
Share of
post-tax
profit of associates and joint ventures decreased by ¥5,955 million from ¥61,241 million for the six months ended September 30, 2022 to ¥55,286 million for the six months ended September 30, 2023, primarily due to a decrease in the share of profit from foreign associates and joint ventures.
Income Tax Expense
Income tax expense decreased by ¥38,973 million from ¥247,158 million for the six months ended September 30, 2022 to ¥208,185 million for the six months ended September 30, 2023. The decrease was primarily due to a decrease in deferred tax expense related to derivative financial instruments.
Business Segment Analysis
Our business segment information is prepared based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP.
We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.
Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Finance Service.
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card, SMBC Finance Service and SMBC Consumer Finance. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and market risks. This business unit consists of the Global Markets and Treasury Unit of SMBC, which was renamed from the Treasury Unit in April 2023, and the Global Markets Division of SMBC Nikko Securities.
Head office account and others
The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute and SMDAM. It also includes the elimination items related to internal transactions between the Group companies.
Segmental Results of Operations
The following tables show our results of operations by business segment for the six months ended September 30, 2023 and 2022. The comparative information for the fiscal year ended September 30, 2022 has been restated to reflect the changes to the allocation logic from the Head office account and others to other business segments in our managerial accounting, which became effective from April 1, 2023, and to eliminate the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.

For the six months ended September 30, 2023:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥396.9	¥621.8	¥670.5	¥286.6	¥(158.5)	¥1,817.3
General and administrative expenses	(151.9)	(526.8)	(391.0)	(79.9)	67.4	(1,082.2)
Others (2)	53.6	3.4	31.8	15.8	(68.8)	35.8

Consolidated net business profit	¥298.6	¥98.4	¥311.3	¥222.5	¥(159.9)	¥770.9

For the six months ended September 30, 2022:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥353.4	¥567.9	¥589.5	¥266.7	¥(145.1)	¥1,632.4
General and administrative expenses	(143.3)	(487.7)	(330.2)	(73.6)	72.2	(962.6)
Others (2)	48.8	2.1	47.1	15.4	(61.3)	52.1

Consolidated net business profit	¥258.9	¥82.3	¥306.4	¥208.5	¥(134.2)	¥721.9

(1)
Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)
“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within our business segments in the managerial accounting.

The following are explanations of our results of operations by business segment for the six months ended September 30, 2023. It also includes the changes from the same period in the previous year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.
Wholesale Business Unit
Consolidated gross profit for the six months ended September 30, 2023 was ¥396.9 billion and increased by ¥43.5 billion on an adjusted basis compared to the six months ended September 30, 2022. This was primarily due to increases in interest income on loans and fees and commission income of SMBC.
General and administrative expenses for the six months ended September 30, 2023 was ¥151.9 billion and increased by ¥8.6 billion on an adjusted basis compared to the six months ended September 30, 2022.
Others for the six months ended September 30, 2023 was ¥53.6 billion.
As a result, consolidated net business profit for the six months ended September 30, 2023 was ¥298.6 billion and increased by ¥39.7 billion on an adjusted basis compared to the six months ended September 30, 2022.
Retail Business Unit
Consolidated gross profit for the six months ended September 30, 2023 was ¥621.8 billion and increased by ¥53.9 billion on an adjusted basis compared to the six months ended September 30, 2022. This was primarily due to increases in income from the payment businesses of Sumitomo Mitsui Card and the wealth management businesses of SMBC Nikko Securities reflecting the recovery in the market environment.
General and administrative expenses for the six months ended September 30, 2023 was ¥526.8 billion and increased by ¥39.1 billion on an adjusted basis compared to the six months ended September 30, 2022. This was primarily due to an increase in the revenue-linked variable costs of Sumitomo Mitsui Card.

Others for the six months ended September 30, 2023 was ¥3.4 billion.
As a result, consolidated net business profit for the six months ended September 30, 2023 was ¥98.4 billion and increased by ¥16.1 billion on an adjusted basis compared to the six months ended September 30, 2022.
Global Business Unit
Consolidated gross profit for the six months ended September 30, 2023 was ¥670.5 billion and increased by ¥81.0 billion on an adjusted basis compared to the six months ended September 30, 2022. This was primarily due to increases in interest on loans and loan-related fees.
General and administrative expenses for the six months ended September 30, 2023 was ¥391.0 billion and increased by ¥60.8 billion on an adjusted basis compared to the six months ended September 30, 2022. This was primarily due to increases in expenses related to overseas business development and enhancement of the governance system.
Others for the six months ended September 30, 2023 was ¥31.8 billion and decreased by ¥15.3 billion on an adjusted basis compared to the six months ended September 30, 2022. This was primarily due to gains recognized in the same period in the previous year from changes in the ownership interest of The Bank of East Asia, Limited, which is our equity-method associate.
As a result, consolidated net business profit for the six months ended September 30, 2023 was ¥311.3 billion and increased by ¥4.9 billion on an adjusted basis compared to the six months ended September 30, 2022.
Global Markets Business Unit
Consolidated gross profit for the six months ended September 30, 2023 was ¥286.6 billion and increased by ¥19.9 billion on an adjusted basis compared to the six months ended September 30, 2022. This was primarily due to an increase in the sales and trading profits of SMBC Nikko Securities.
General and administrative expenses for the six months ended September 30, 2023 was ¥79.9 billion and increased by ¥6.3 billion on an adjusted basis compared to the six months ended September 30, 2022.
Others for the six months ended September 30, 2023 was ¥15.8 billion.
As a result, consolidated net business profit for the six months ended September 30, 2023 was ¥222.5 billion and increased by ¥14.0 billion on an adjusted basis compared to the six months ended September 30, 2022.

Revenues by Region
The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned the highest proportion of our total operating income in Japan among the indicated regions. We compete with other major Japanese banking groups and financial service providers in Japan. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2023	2022
Region:
Japan	39%	51%
Foreign:
Americas	27%	21%
Europe and Middle East	10%	9%
Asia and Oceania (excluding Japan)	24%	19%

Total	100%	100%

Financial Condition
Assets
Our total assets increased by ¥23,953,609 million from ¥257,687,038 million at March 31, 2023 to ¥281,640,647 million at September 30, 2023. The increase was primarily due to increases in investment securities, loans and advances and derivative financial instruments.
Our assets at September 30, 2023 and March 31, 2023 were as follows:

	At September 30, 2023	At March 31, 2023

	(In millions)
Cash and deposits with banks	¥78,237,000	¥76,465,511
Call loans and bills bought	6,088,010	5,684,812
Reverse repurchase agreements and cash collateral on securities borrowed	13,402,684	11,024,084
Trading assets	5,310,998	4,585,915
Derivative financial instruments	13,015,294	8,649,947
Financial assets at fair value through profit or loss	1,900,462	1,488,239
Investment securities	34,082,730	27,595,598
Loans and advances	116,285,384	111,891,134
Investments in associates and joint ventures	1,384,292	1,141,250
Property, plant and equipment	1,877,012	1,832,241
Intangible assets	973,871	905,028
Other assets	8,929,755	6,167,202
Current tax assets	71,559	190,267
Deferred tax assets	81,596	65,810

Total assets	¥281,640,647	¥257,687,038

Loans and Advances
Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate customers in foreign countries.

At September 30, 2023, our loans and advances were ¥116,285,384 million, or 41% of total assets, representing an increase of ¥4,394,250 million, or 4%, from ¥111,891,134 million at March 31, 2023. The increase in loans and advances was primarily due to an increase in those to foreign customers. This was primarily due to the translation impact of the depreciation of the yen, although the balance of foreign currency-denominated loans decreased, reflecting a decline in loan demand and the reduction of low-margin
assets.
Domestic
Through SMBC and other banking and
non-bank
subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At September 30, 2023	At March 31, 2023

	(In millions)
Manufacturing	¥10,831,278	¥10,654,680
Agriculture, forestry, fisheries and mining	241,401	379,701
Construction	927,140	949,426
Transportation, communications and public enterprises	6,466,072	6,464,350
Wholesale and retail	5,924,557	6,143,314
Finance and insurance	3,979,410	3,901,580
Real estate and goods rental and leasing	16,103,691	15,604,512
Services	4,871,713	4,896,764
Municipalities	540,143	687,606
Lease financing	10,927	12,712
Consumer (1)	16,129,780	15,886,487
Others (2)	1,910,608	2,109,447

Total domestic	¥67,936,720	¥67,690,579

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,865,542 million and ¥10,784,572 million at September 30, 2023 and March 31, 2023, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.
Foreign
The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At September 30, 2023	At March 31, 2023

	(In millions)
Public sector	¥327,745	¥291,238
Financial institutions	10,560,401	9,283,249
Commerce and industry	32,313,628	30,369,262
Lease financing	330,097	295,199
Others	6,212,814	5,214,300

Total foreign	¥49,744,685	¥45,453,248

Allowance for Loan Losses
We calculate the allowance for loan losses under the expected credit losses (“ECL”) model using the latest obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. We incorporate forward-looking information into the ECL measurement by obligor grading, macroeconomic factors and additional adjustments if the current circumstances, events or conditions at the relevant portfolio level are not fully reflected in the ECL model.

We assumed that the Japanese economy would continue to recover during the fiscal years ending March 31, 2024 and 2025, driven by an increase in the consumption of services such as dining out and travel, which had been suppressed by the
COVID-19
pandemic. We also assumed that the global GDP growth would slow to around 3% for the fiscal year ending March 31, 2024, but would gradually recover during the fiscal year ending March 31, 2025, due to our expectation that global monetary tightening would peak in response to declining inflationary pressure. This assumption was considered in determining the base scenario. The upside and downside scenarios were developed based on the premises of the base scenario and past macroeconomic experience. The following table shows the growth rates of the Japanese and global GDP, which are the key factors of the macroeconomic scenarios, under the base scenario.

	For the fiscal year ending March 31,
	2024	2025

	(%)
Japanese GDP	6.2	2.6
Global GDP	3.0	3.1
In determining the need for making additional ECL adjustments, we considered whether there is an increase in the credit risk for some portfolios which had a material adverse impact resulting from the sanctions imposed in connection with Russia’s aggression against Ukraine, the rising interest rates in foreign countries due to the global monetary tightening, or the subsequent effects following the mitigation of the
COVID-19
pandemic and whether the increased risk, if any, was not fully incorporated in the ECL model. For the Russian exposure, we evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or the request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of credit condition of Russia. In addition, we also considered the prolonged difficulty in collecting payments from Russian customers through remittances out of Russia due to orders by the Russian authorities. For the rising interest rates in foreign countries from the global monetary tightening, we evaluated the forward-looking impact on credit risks and losses in light of the increased interest payment burden on borrowers. For the subsequent effects following the mitigation of the
COVID-19
pandemic, additional ECL adjustments included the consideration of the termination of the government support measures and the establishment of new lifestyles. We evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends. As a consequence, we decided to maintain ECL adjustments for the above portfolios affected by the situation in Russia and Ukraine, the rising interest rates in foreign countries due to the global monetary tightening and the subsequent effects following the mitigation of the
COVID-19
pandemic. At September 30, 2023, our credit risk exposure to Russian borrowers was approximately ¥334 billion and the ECL for that exposure was ¥95,564 million. In addition, the additional adjustments to the ECL allowance for the portfolios affected by the rising interest rates in foreign countries due to the global monetary tightening were ¥26,545 million.
For the six months ended September 30, 2023, the allowance for loan losses increased by ¥85,517 million from ¥864,114 million at beginning of the period to ¥949,631 million at end of period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized, and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥129,983 million and charge-offs of ¥91,512 million for the six months ended September 30, 2023, the provision for loan losses exceeded charge-offs and the overall allowance for loan losses increased.

The provision for loan losses increased by ¥42,994 million from ¥86,989 million for the six months ended September 30, 2022 to ¥129,983 million for the six months ended September 30, 2023, primarily due to an increase in the provision for loan losses related to some large corporate borrowers. Charge-offs decreased by ¥50,686 million from ¥142,198 million for the six months ended September 30, 2022 to ¥91,512 million for the six months ended September 30, 2023, primarily due to charge-offs related to some other large borrowers recognized in the previous year.
The following tables show the analysis of our allowance for loan losses for the six months ended September 30, 2023 and 2022.

	At September 30, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2023	¥187,455	¥240,494	¥436,165	¥864,114
Net transfers between stages	(1,301)	(9,373)	10,674	—
Provision for loan losses	12,665	18,250	99,068	129,983
Charge-offs (1)	—	—	91,512	91,512
Recoveries	—	—	8,049	8,049

Net charge-offs	—	—	83,463	83,463
Others (2)	7,235	8,117	23,645	38,997

Balance at September 30, 2023	¥206,054	¥257,488	¥486,089	¥949,631

	At September 30, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2022	¥162,919	¥247,020	¥583,115	¥993,054
Net transfers between stages	(7,616)	(8,529)	16,145	—
Provision for loan losses	12,104	5,737	69,148	86,989
Charge-offs (1)	—	—	142,198	142,198
Recoveries	—	—	10,467	10,467

Net charge-offs	—	—	131,731	131,731
Others (2)	7,882	14,052	19,922	41,856

Balance at September 30, 2022	¥175,289	¥258,280	¥556,599	¥990,168

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2023 and 2022.
Impaired Loans and Advances
A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.
Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances).”
The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.
“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but are classified by management as impaired loans and advances due to certain information about credit problems.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at September 30, 2023 and March 31, 2023 classified by domicile and type of industry of the borrowers. At September 30, 2023, gross impaired loans and advances were ¥1,207,957 million, an increase of ¥37,295 million from ¥1,170,662 million at March 31, 2023. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
was 1.0% at September 30, 2023, which was unchanged from March 31, 2023.

	At September 30, 2023	At March 31, 2023
	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥46,817	¥47,760
Agriculture, forestry, fisheries and mining	2,540	2,415
Construction	6,865	7,085
Transportation, communications and public enterprises	38,298	47,951
Wholesale and retail	65,083	55,636
Finance and insurance	1,302	1,412
Real estate and goods rental and leasing	28,553	30,191
Services	74,910	78,124
Consumer	138,753	128,853
Others	8,562	6,539

Total domestic	411,683	405,966

Foreign:
Financial institutions	22,306	18,048
Commerce and industry	342,975	281,326
Others	33,352	31,609

Total foreign	398,633	330,983

Total	810,316	736,949

Past due three months or more (loans):
Domestic	46,734	29,589
Foreign	—	3,962

Total	46,734	33,551

Restructured (loans):
Domestic	196,202	199,370
Foreign	55,550	94,443

Total	251,752	293,813

Other impaired (loans and advances):
Domestic	75,398	103,206
Foreign	23,757	3,143

Total	99,155	106,349

Gross impaired loans and advances	1,207,957	1,170,662

Less: Allowance for loan losses for impaired loans and advances	(486,089)	(436,165)

Net impaired loans and advances	¥721,868	¥734,497

Investment Securities
Our investment securities, consisting of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥34,082,730 million at September 30, 2023, an increase of ¥6,487,132 million, or 24%, from ¥27,595,598 million at March 31, 2023. The increase in our investment securities was primarily due to increases in our holdings of U.S. Treasury and other U.S. government agency bonds and mortgage-backed securities.
Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.
Our debt instruments at amortized cost amounted to ¥290,051 million at September 30, 2023, an increase of ¥54,484 million, or 23%, from ¥235,567 million at March 31, 2023, primarily due to increases in our holdings of Japanese government bonds and Japanese municipal bonds.
Domestic debt instruments at fair value through other comprehensive income amounted to ¥11,500,722 million at September 30, 2023, a decrease of ¥110,239 million, or 1%, from ¥11,610,961 million at March 31, 2023. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥17,045,084 million of foreign debt instruments at September 30, 2023, which was an increase of ¥5,844,622 million, or 52%, from ¥11,200,462 million at March 31, 2023. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to increases in our holdings of U.S. Treasury and other U.S. government agency bonds and mortgage-backed securities.
We had ¥4,071,827 million of domestic equity instruments and ¥1,175,046 million of foreign equity instruments at September 30, 2023, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥483,863 million, or 13%, from ¥3,587,964 million at March 31, 2023. Net unrealized gains on our domestic equity instruments increased by ¥509,582 million, or 23%, from ¥2,250,969 million at March 31, 2023 to ¥2,760,551 million at September 30, 2023. The increase was primarily due to an increase in the fair value of publicly traded Japanese stocks. Net unrealized gains on our foreign equity instruments increased by ¥173,298 million, or 25%, from ¥697,032 million at March 31, 2023 to ¥870,330 million at September 30, 2023, mainly reflecting favorable conditions in overseas stock markets.
We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2023 and March 31, 2023.

	At September 30, 2023
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥78,556	¥—	¥458	¥78,098
Japanese municipal bonds	128,649	12	1,235	127,426
Japanese corporate bonds	4,990	—	26	4,964

Total domestic	212,195	12	1,719	210,488

Foreign:
Bonds issued by other governments and official institutions (2)	72,689	201	68	72,822
Mortgage-backed securities	1,926	7	26	1,907
Other debt instruments	3,241	46	—	3,287

Total foreign	77,856	254	94	78,016

Total	¥290,051	¥266	¥1,813	¥288,504

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,576,194	¥981	¥65,048	¥9,512,127
Japanese municipal bonds	1,108,218	8	30,783	1,077,443
Japanese corporate bonds	940,198	11	29,370	910,839
Other debt instruments	313	—	—	313

Total domestic	11,624,923	1,000	125,201	11,500,722

Foreign:
U.S. Treasury and other U.S. government agency bonds	10,530,227	84	704,910	9,825,401
Bonds issued by other governments and official institutions (2)	3,557,235	726	141,328	3,416,633
Mortgage-backed securities	3,438,284	—	286,427	3,151,857
Other debt instruments	656,145	824	5,776	651,193

Total foreign	18,181,891	1,634	1,138,441	17,045,084

Total	¥29,806,814	¥2,634	¥1,263,642	¥28,545,806

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,311,276	¥2,783,761	¥23,210	¥4,071,827
Foreign	304,716	907,532	37,202	1,175,046

Total	¥1,615,992	¥3,691,293	¥60,412	¥5,246,873

	At March 31, 2023
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥72,549	¥2	¥32	¥72,519
Japanese municipal bonds	93,044	113	468	92,689

Total domestic	165,593	115	500	165,208

Foreign:
Bonds issued by other governments and official institutions (2)	68,121	375	50	68,446
Other debt instruments	1,853	34	—	1,887

Total foreign	69,974	409	50	70,333

Total	¥235,567	¥524	¥550	¥235,541

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,612,190	¥2,449	¥38,341	¥9,576,298
Japanese municipal bonds	1,106,862	10	19,247	1,087,625
Japanese corporate bonds	963,913	187	17,374	946,726
Other debt instruments	312	—	—	312

Total domestic	11,683,277	2,646	74,962	11,610,961

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,690,346	3,377	461,267	5,232,456
Bonds issued by other governments and official institutions (2)	3,101,964	767	111,459	2,991,272
Mortgage-backed securities	2,507,683	11,259	139,692	2,379,250
Other debt instruments	600,675	547	3,738	597,484

Total foreign	11,900,668	15,950	716,156	11,200,462

Total	¥23,583,945	¥18,596	¥791,118	¥22,811,423

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,336,995	¥2,310,239	¥59,270	¥3,587,964
Foreign	263,612	730,789	33,757	960,644

Total	¥1,600,607	¥3,041,028	¥93,027	¥4,548,608

(1)	Amortized cost for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.
(2)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2023 and March 31, 2023.

	At September 30, 2023
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥78,098	¥458	¥—	¥—	¥78,098	¥458
Japanese municipal bonds	81,059	482	39,055	753	120,114	1,235
Japanese corporate bonds	4,964	26	—	—	4,964	26

Total domestic	164,121	966	39,055	753	203,176	1,719

Foreign:
Bonds issued by other governments and official institutions (1)	10,001	68	—	—	10,001	68
Mortgage-backed securities	1,591	26	—	—	1,591	26
Other debt instruments	—	—	—	—	—	—

Total foreign	11,592	94	—	—	11,592	94

Total	¥175,713	¥1,060	¥39,055	¥753	¥214,768	¥1,813

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥2,301,004	¥2,901	¥2,350,189	¥62,147	¥4,651,193	¥65,048
Japanese municipal bonds	19,010	67	1,040,212	30,716	1,059,222	30,783
Japanese corporate bonds	31,791	293	745,005	29,077	776,796	29,370
Other debt instruments	—	—	—	—	—	—

Total domestic	2,351,805	3,261	4,135,406	121,940	6,487,211	125,201

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,729,200	175,266	2,989,838	529,644	9,719,038	704,910
Bonds issued by other governments and official institutions (1)	2,330,832	6,428	516,562	134,900	2,847,394	141,328
Mortgage-backed securities	2,320,376	70,659	831,410	215,768	3,151,786	286,427
Other debt instruments	242,007	4,090	118,029	1,686	360,036	5,776

Total foreign	11,622,415	256,443	4,455,839	881,998	16,078,254	1,138,441

Total	¥13,974,220	¥259,704	¥8,591,245	¥1,003,938	¥22,565,465	¥1,263,642

Equity instruments at fair value through other comprehensive income:
Domestic	¥41,211	¥3,146	¥38,937	¥20,064	¥80,148	¥23,210
Foreign	44,281	29,995	10,228	7,207	54,509	37,202

Total	¥85,492	¥33,141	¥49,165	¥27,271	¥134,657	¥60,412

	At March 31, 2023
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥67,522	¥32	¥—	¥—	¥67,522	¥32
Japanese municipal bonds	37,976	81	25,355	387	63,331	468

Total domestic	105,498	113	25,355	387	130,853	500

Foreign:
Bonds issued by other governments and official institutions (1)	6,290	50	—	—	6,290	50
Other debt instruments	—	—	—	—	—	—

Total foreign	6,290	50	—	—	6,290	50

Total	¥111,788	¥163	¥25,355	¥387	¥137,143	¥550

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥1,862,342	¥240	¥2,371,765	¥38,101	¥4,234,107	¥38,341
Japanese municipal bonds	26,288	386	1,031,020	18,861	1,057,308	19,247
Japanese corporate bonds	51,747	884	728,026	16,490	779,773	17,374
Other debt instruments	—	—	—	—	—	—

Total domestic	1,940,377	1,510	4,130,811	73,452	6,071,188	74,962

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,228,676	82,189	2,694,198	379,078	4,922,874	461,267
Bonds issued by other governments and official institutions (1)	1,954,081	4,666	497,300	106,793	2,451,381	111,459
Mortgage-backed securities	277,156	5,008	772,299	134,684	1,049,455	139,692
Other debt instruments	239,798	1,362	132,854	2,376	372,652	3,738

Total foreign	4,699,711	93,225	4,096,651	622,931	8,796,362	716,156

Total	¥6,640,088	¥94,735	¥8,227,462	¥696,383	¥14,867,550	¥791,118

Equity instruments at fair value through other comprehensive income:
Domestic	¥148,021	¥15,374	¥112,651	¥43,896	¥260,672	¥59,270
Foreign	55,586	28,578	7,413	5,179	62,999	33,757

Total	¥203,607	¥43,952	¥120,064	¥49,075	¥323,671	¥93,027

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

Trading Assets
The following table shows our trading assets at September 30, 2023 and March 31, 2023. Our trading assets were ¥5,310,998 million at September 30, 2023, an increase of ¥725,083 million from ¥4,585,915 million at March 31, 2023. The increase was primarily due to an increase in our holdings of U.S. Treasury and other U.S. government agency bonds.

	At September 30, 2023	At March 31, 2023

	(In millions)
Debt instruments	¥4,949,235	¥4,229,845
Equity instruments	361,763	356,070

Total trading assets	¥5,310,998	¥4,585,915

Financial Assets at Fair Value Through Profit or Loss
The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2023 and March 31, 2023. The fair value was ¥1,900,462 million at September 30, 2023, an increase of ¥412,223 million from ¥1,488,239 million at March 31, 2023. The increase was primarily due to an increase in our holdings of investment funds.

	At September 30, 2023	At March 31, 2023

	(In millions)
Debt instruments	¥1,814,029	¥1,392,889
Equity instruments	86,433	95,350

Total financial assets at fair value through profit or loss	¥1,900,462	¥1,488,239

Liabilities
Our total liabilities increased by ¥22,425,939 million from ¥244,150,073 million at March 31, 2023 to ¥266,576,012 million at September 30, 2023, primarily due to increases in repurchase agreements and cash collateral on securities lent, deposits and derivative financial instruments.
The following table shows our liabilities at September 30, 2023 and March 31, 2023.

	At September 30, 2023	At March 31, 2023

	(In millions)
Deposits	¥178,121,198	¥172,927,810
Call money and bills sold	2,161,558	2,569,056
Repurchase agreements and cash collateral on securities lent	23,604,811	17,786,026
Trading liabilities	4,187,152	3,291,089
Derivative financial instruments	15,298,715	10,496,855
Financial liabilities designated at fair value through profit or loss	421,392	414,106
Borrowings	16,060,190	15,371,801
Debt securities in issue	13,725,816	11,984,994
Provisions	225,396	247,344
Other liabilities	12,273,302	8,703,413
Current tax liabilities	46,800	41,649
Deferred tax liabilities	449,682	315,930

Total liabilities	¥266,576,012	¥244,150,073

Deposits
We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing
demand deposits, interest-bearing demand deposits, deposits at notice, time deposits, and negotiable certificates of deposit. Domestic deposits, approximately 75% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, governmental bodies (including municipal authorities), and financial institutions.
SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit.
Our deposit balances at September 30, 2023 were ¥178,121,198 million, an increase of ¥5,193,388 million from ¥172,927,810 million at March 31, 2023. The increase was primarily due to an increase in deposits at foreign offices, reflecting the effects of changes in foreign exchange rates resulting from the depreciation of the yen.
The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2023 and March 31, 2023.

	At September 30, 2023	At March 31, 2023

	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥31,829,535	¥30,778,301
Interest-bearing demand deposits	71,138,848	70,401,409
Deposits at notice	707,795	828,110
Time deposits	16,955,975	17,245,011
Negotiable certificates of deposit	3,771,043	4,470,206
Others	9,503,673	9,058,983

Total domestic offices	133,906,869	132,782,020

Foreign offices:
Non-interest-bearing demand deposits	3,008,759	2,771,762
Interest-bearing demand deposits	5,276,635	4,783,003
Deposits at notice	13,437,519	13,618,520
Time deposits	12,373,010	10,278,686
Negotiable certificates of deposit	10,001,016	8,555,350
Others	117,390	138,469

Total foreign offices	44,214,329	40,145,790

Total deposits	¥178,121,198	¥172,927,810

Borrowings
Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At September 30, 2023, our borrowings were ¥16,060,190 million, an increase of ¥688,389 million, or 4%, from ¥15,371,801 million at March 31, 2023, primarily due to an increase in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2023 and March 31, 2023.

	At September 30, 2023	At March 31, 2023

	(In millions)
Unsubordinated borrowings	¥14,247,306	¥13,532,217
Subordinated borrowings	177,412	186,218
Liabilities associated with securitization transactions	1,210,393	1,236,369
Lease liabilities	425,079	416,997

Total borrowings	¥16,060,190	¥15,371,801

Debt Securities in Issue
Debt securities in issue at September 30, 2023 were ¥13,725,816 million, an increase of ¥1,740,822 million, or 15%, from ¥11,984,994 million at March 31, 2023, primarily due to an increase in unsubordinated bonds.

	At September 30, 2023	At March 31, 2023

	(In millions)
Commercial paper	¥2,874,209	¥2,585,889
Unsubordinated bonds	9,572,275	8,285,355
Subordinated bonds	1,279,332	1,113,750

Total debt securities in issue	¥13,725,816	¥11,984,994

Total Equity
Our total equity increased by ¥1,527,670 million from ¥13,536,965 million at March 31, 2023 to ¥15,064,635 million at September 30, 2023, primarily due to increases in other reserves, retained earnings and equity attributable to other equity instruments holders. The increase in other reserves was primarily due to an increase in the exchange differences on translating the foreign operations reserve reflecting the depreciation of the yen. The increase in retained earnings mainly reflected our net profit. The increase in equity attributable to other equity instruments holders was primarily due to the issuances of perpetual subordinated bonds qualified as Additional Tier 1 capital.

	At September 30, 2023	At March 31, 2023

	(In millions)
Capital stock	¥2,344,038	¥2,342,537
Capital surplus	635,915	645,774
Retained earnings	7,563,151	7,199,479
Treasury stock	(17,722)	(151,799)

Equity excluding other reserves	10,525,382	10,035,991
Other reserves	3,288,687	2,629,000

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	13,814,069	12,664,991
Non-controlling interests	123,871	106,172
Equity attributable to other equity instruments holders	1,126,695	765,802

Total equity	¥15,064,635	¥13,536,965

Liquidity
We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with SMBC by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by SMBC to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, bonds, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.
As shown in the following table, total deposits increased by ¥5,193,388 million from ¥172,927,810 million at March 31, 2023 to ¥178,121,198 million at September 30, 2023. The balance of deposits at September 30, 2023 exceeded the balance of loans and advances by ¥61,835,814 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit
ratio (total loans and advances divided by total deposits) in the same period was 65%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2023	At March 31, 2023

	(In millions)
Loans and advances	¥116,285,384	¥111,891,134
Deposits	178,121,198	172,927,810
We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. SMBC’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of SMBC’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.
Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.
We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.
We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.
We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K., (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at December 11, 2023.

At December 11, 2023
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A-	S	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at December 11, 2023.

At December 11, 2023
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	S	A-1	A-	S	F1
We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.
The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR and NSFR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013 and October 2014, respectively. Under these guidelines, banks and bank holding companies with international operations must maintain LCRs and NSFRs of at least 100% on both a consolidated basis and a nonconsolidated basis. The following tables show the Company’s and SMBC’s LCRs for the three months ended September 30, 2023 and NSFRs at September 30, 2023. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR and NSFR guidelines.
Liquidity coverage ratio:

For the three months ended September 30, 2023 (1)
SMFG (consolidated)	134.0%
SMBC (consolidated)	138.7%
SMBC (nonconsolidated)	143.1%

(1)
Under the FSA’s LCR guidelines, the LCR for the three months ended September 30, 2023 is set as the three-month average of daily LCRs for the same three months, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

Net stable funding ratio:

At September 30, 2023 (1)
SMFG (consolidated)	122.3%
SMBC (consolidated)	132.3%
SMBC (nonconsolidated)	131.7%

(1)	Under the FSA’s NSFR guidelines, the NSFR is calculated by dividing the available amount of stable funding by the required amount of stable funding.
For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement” of our annual report on Form
20-F
for the fiscal year ended March 31, 2023.

Capital Management
With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.
Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.
The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal rating-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach, the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.
We and SMBC have adopted the advanced IRB approach since March 2009 and the AMA since March 2008.
In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively, since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively, since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances and we are required to hold a countercyclical buffer of 0.16% at September 30, 2023.
In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as
G-SIBs,
which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of
G-SIB
capital surcharge that applies to us based on the FSB’s determination is 1%. The FSB updates its list of
G-SIBs
on an annual basis.
To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement, Tier 1 capital requirement and total capital requirement have been 4.5%, 6% and 8%, respectively, since March 2015. The capital conservation buffer, countercyclical buffer and the
G-SIB
capital surcharge started to be phased in from March 2016 and have been fully applied from March 2019 under the FSA capital adequacy guidelines.
In December 2017, the Group of Central Bank Governors and Heads of Supervision endorsed the outstanding Basel III regulatory reforms. For further details regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement” of our annual report on Form
20-F
for the fiscal year ended March 31, 2023.

In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 2015, to help ensure broad and adequate capture of both on-and
off-balance
sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014.
In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB
capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for
G-SIBs
were implemented as a Pillar 1 measurement from January 2023.
In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis for banks and on consolidated basis for bank holding companies.
In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect in June 2020 and were scheduled to expire in March 2021, but the expiry date of these amendments was extended to March 2022, and extended again until March 31, 2024. In July 2022, the FSA published amendments to its guidelines for the leverage ratio. Under the amended guidelines, the leverage ratio buffer requirement for
G-SIBs
in Japan took effect from March 2023, while the finalized definition of the leverage ratio exposure measure will take effect from March 31, 2024, except for banks that have notified the FSA that they wish to apply amended requirements earlier. Furthermore, in November 2022, the FSA published amendments to its guidelines for the leverage ratio, which provide that from April 1, 2024 onward the minimum leverage ratio will be increased from 3% to 3.15%, the minimum leverage-based Total Loss-Absorbing Capacity ratio will be increased from 6.75% to 7.10% and the leverage buffer applicable to
G-SIBs
will be increased by 0.05%, while excluding amounts of deposits to the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at September 30, 2023 and March 31, 2023, based on the Basel III rules.

	At September 30, 2023	At March 31, 2023

	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	16.22%	15.98%
Tier 1 risk-weighted capital ratio	15.20%	14.94%
Common Equity Tier 1 risk-weighted capital ratio	13.94%	14.02%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥13,312.8	¥12,350.8
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	12,470.6	11,548.9
Common Equity Tier 1 capital	11,438.7	10,839.0
Risk-weighted assets	82,041.0	77,285.0
The amount of minimum total capital requirements (1)	6,563.3	6,182.8

Leverage ratio	4.93%	5.03%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, unrealized gains and losses included in accumulated other comprehensive income, and non-controlling
interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.
Our capital position and SMBC’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital and have been fully counted as Common Equity Tier 1 capital since March 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of SMBC.
Non-controlling
interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the non-controlling
interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.
Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction.
Additional Tier 1 capital consists primarily of perpetual subordinated bonds.
Tier 2 capital consists primarily of subordinated debt securities.
Capital instruments such as subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as Additional Tier 1 or Tier 2 capital.

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at September 30, 2023 and March 31, 2023 on a consolidated and nonconsolidated basis.

	At September 30, 2023	At March 31, 2023

	(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	15.48%	15.34%
Tier 1 risk-weighted capital ratio	14.27%	14.15%
Common Equity Tier 1 risk-weighted capital ratio	12.20%	12.43%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,771.9	¥10,802.3
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,850.9	9,963.2
Common Equity Tier 1 capital	9,277.3	8,755.6
Risk-weighted assets	76,039.2	70,402.0
The amount of minimum total capital requirements (1)	6,083.1	5,632.2

Leverage ratio	4.66%	4.69%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	13.54%	13.97%
Tier 1 risk-weighted capital ratio	12.15%	12.63%
Common Equity Tier 1 risk-weighted capital ratio	9.96%	10.81%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,496.4	¥9,098.4
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,526.8	8,223.6
Common Equity Tier 1 capital	6,985.6	7,039.6
Risk-weighted assets	70,127.2	65,103.0
The amount of minimum total capital requirements (1)	5,610.2	5,208.2

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2023, the capital adequacy ratio was 347.1% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

FINANCIAL RISK MANAGEMENT
Risk Management System
Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form
20-F
for the fiscal year ended March 31, 2023. There were no material changes in our risk management system for the six months ended September 30, 2023.
Credit Risk
Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form
20-F
for the fiscal year ended March 31, 2023. There were no material changes in our credit risk management system for the six months ended September 30, 2023.
Market Risk
Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form
20-F
for the fiscal year ended March 31, 2023.
Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).
VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point
(0.01%) movement in interest rates.
The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading
activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the equity holding investment portfolio); and

•	an observation period of four years (ten years for the equity holding investment portfolio).
This method is reviewed periodically and refined, if necessary.
VaR Summary
The following tables set forth our VaR for trading activities and non-trading
activities by risk categories for the six months ended September 30, 2023.

VaR for Trading Activities

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the six months ended September 30, 2023:
SMBC Consolidated
Maximum	¥39.6	¥33.5	¥2.3	¥10.8	¥16.8
Minimum	5.2	2.6	0.3	5.0	10.9
Daily average	14.9	11.2	1.1	7.9	13.7
At September 30, 2023	5.5	3.3	1.4	9.2	14.5
At March 31, 2023	27.9	22.6	0.2	5.7	11.6

SMFG Consolidated
Maximum	¥49.6	¥34.9	¥12.8	¥10.8	¥38.9
Minimum	15.8	3.8	5.2	5.0	27.2
Daily average	25.7	12.5	6.4	7.9	30.6
At September 30, 2023	18.2	4.4	7.2	9.2	33.8
At March 31, 2023	37.6	23.9	5.5	5.7	27.7

(1)
Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for
Non-Trading
Activities
• Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the six months ended September 30, 2023:
SMBC Consolidated
Maximum	¥87.2	¥0.5	¥26.6	¥0.0	¥97.4
Minimum	60.7	0.0	4.0	0.0	64.1
Daily average	72.5	0.0	14.5	0.0	80.1
At September 30, 2023	82.9	0.0	26.4	0.0	93.3
At March 31, 2023	63.3	0.0	11.3	0.0	68.0

SMFG Consolidated
Maximum	¥88.5	¥0.5	¥26.6	¥0.0	¥98.6
Minimum	62.1	0.0	4.0	0.0	65.5
Daily average	73.7	0.0	14.5	0.0	81.3
At September 30, 2023	84.3	0.0	26.4	0.0	94.7
At March 31, 2023	64.7	0.0	11.3	0.0	69.4

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Equity holding Investment

Equities risk
(In billions)
For the six months ended September 30, 2023:
SMBC Consolidated
Maximum	¥1,190.8
Minimum	970.9
Daily average	1,100.9
At September 30, 2023	1,138.7
At March 31, 2023	1,003.2

SMFG Consolidated
Maximum	¥1,458.6
Minimum	1,189.3
Daily average	1,345.7
At September 30, 2023	1,394.9
At March 31, 2023	1,224.8
Back-testing
The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.
Stress Tests
To prepare for unexpected market swings, we perform stress tests on a monthly basis based on various scenarios.
Interest Rate Risk
To supplement the above limitations of VaR methodologies, the SMBC Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMBC Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point
(0.01%) movement in interest rates. The principal SMBC Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. In addition, as previously addressed, the SMBC Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.
Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with SMBC for a prolonged period is regarded to be at the longest five years (2.5 years on average), and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.
Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at September 30, 2023 and March 31, 2023, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15%, and the ratios for SMBC on a consolidated basis at September 30, 2023 and March 31, 2023 were 5.4% and 2.9%, respectively and those for SMFG on a consolidated basis at September 30, 2023 and March 31, 2023 were 4.7% and 2.5%, respectively.
ΔNII is defined as a decline in interest income over a
12-month
period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking
12-month
period.

	At September 30, 2023			At March 31, 2023
	Δ EVE		Δ NII	Δ EVE		Δ NII

	(In billions)
SMBC Consolidated
Parallel shock up		¥585.3	¥(440.6)		¥287.1	¥(462.5)
Parallel shock down		27.5	596.1		85.5	664.4
Steepener shock		69.3	—		165.1	—
Flattener shock		131.1	—		36.2	—
Short rate shock up		307.0	—		64.6	—
Short rate shock down		23.1	—		67.4	—
Maximum		585.3	596.1		287.1	664.4

	At September 30, 2023			At March 31, 2023

	(In billions)
Tier 1 Capital	¥		10,850.9	¥		9,963.2

	At September 30, 2023			At March 31, 2023
	Δ EVE		Δ NII	Δ EVE		Δ NII

	(In billions)
SMFG Consolidated
Parallel shock up		¥585.3	¥(440.6)		¥287.1	¥(462.5)
Parallel shock down		27.5	596.1		85.5	664.4
Steepener shock		69.3	—		165.1	—
Flattener shock		131.1	—		36.2	—
Short rate shock up		307.0	—		64.6	—
Short rate shock down		23.1	—		67.4	—
Maximum		585.3	596.1		287.1	664.4

	At September 30, 2023			At March 31, 2023

	(In billions)
Tier 1 Capital	¥		12,470.6	¥		11,548.9

Note:
ΔEVE and ΔNII are calculated by currency at the SMBC consolidated level and the results are aggregated across the various currencies. For ΔNII, only Japanese yen and U.S. dollars are included in the calculation. These are the material currencies where interest rate sensitive assets and liabilities are more than 5% of total assets and liabilities.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Consolidated Statements of Financial Position (Unaudited)

	Note	At September 30, 2023	At March 31, 2023

		(In millions)
Assets:
Cash and deposits with banks		¥78,237,000	¥76,465,511
Call loans and bills bought		6,088,010	5,684,812
Reverse repurchase agreements and cash collateral on securities borrowed		13,402,684	11,024,084
Trading assets		5,310,998	4,585,915
Derivative financial instruments	5	13,015,294	8,649,947
Financial assets at fair value through profit or loss		1,900,462	1,488,239
Investment securities	6	34,082,730	27,595,598
Loans and advances	7	116,285,384	111,891,134
Investments in associates and joint ventures		1,384,292	1,141,250
Property, plant and equipment		1,877,012	1,832,241
Intangible assets		973,871	905,028
Other assets		8,929,755	6,167,202
Current tax assets		71,559	190,267
Deferred tax assets		81,596	65,810

Total assets		¥281,640,647	¥257,687,038

Liabilities:
Deposits		¥178,121,198	¥172,927,810
Call money and bills sold		2,161,558	2,569,056
Repurchase agreements and cash collateral on securities lent		23,604,811	17,786,026
Trading liabilities		4,187,152	3,291,089
Derivative financial instruments	5	15,298,715	10,496,855
Financial liabilities designated at fair value through profit or loss		421,392	414,106
Borrowings	8	16,060,190	15,371,801
Debt securities in issue	9	13,725,816	11,984,994
Provisions	10	225,396	247,344
Other liabilities		12,273,302	8,703,413
Current tax liabilities		46,800	41,649
Deferred tax liabilities		449,682	315,930

Total liabilities		266,576,012	244,150,073

Equity:
Capital stock	11	2,344,038	2,342,537
Capital surplus		635,915	645,774
Retained earnings		7,563,151	7,199,479
Treasury stock	11	(17,722)	(151,799)

Equity excluding other reserves		10,525,382	10,035,991
Other reserves		3,288,687	2,629,000

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		13,814,069	12,664,991
Non-controlling interests		123,871	106,172
Equity attributable to other equity instruments holders	12	1,126,695	765,802

Total equity		15,064,635	13,536,965

Total equity and liabilities		¥281,640,647	¥257,687,038

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements (Unaudited)

		For the six months ended September 30,
	Note	2023	2022

		(In millions, except per share data)
Interest income		¥2,776,392	¥1,424,087
Interest expense		1,887,450	573,910

Net interest income		888,942	850,177

Fee and commission income	13	690,715	607,546
Fee and commission expense		119,089	112,737

Net fee and commission income		571,626	494,809

Net trading income		487,524	565,037
Net income from financial assets and liabilities at fair value through profit or loss		79,984	171,708
Net investment income (loss)		61,733	(4,915)
Other income		57,734	85,818

Total operating income		2,147,543	2,162,634

Impairment charges on financial assets	14	130,253	88,025

Net operating income		2,017,290	2,074,609

General and administrative expenses		1,072,003	948,612
Other expenses		129,601	162,686

Operating expenses		1,201,604	1,111,298

Share of post-tax profit of associates and joint ventures		55,286	61,241

Profit before tax		870,972	1,024,552

Income tax expense		208,185	247,158

Net profit		¥662,787	¥777,394

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥651,127	¥762,185
Non-controlling interests		5,891	9,603
Other equity instruments holders		5,769	5,606

Earnings per share:
Basic	15	¥487.79	¥555.91
Diluted	15	487.65	555.72

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2023	2022

	(In millions)
Net profit	¥662,787	¥777,394

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	(6,886)	15,329
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	760,840	(219,566)
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	(7,589)	1,035
Share of other comprehensive income (loss) of associates and joint ventures	1,790	12,073
Income tax relating to items that will not be reclassified	(223,425)	62,244

Total items that will not be reclassified to profit or loss, net of tax	524,730	(128,885)

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(484,785)	(652,810)
Reclassification adjustments for (gains) losses included in net profit, before tax	45,420	157,216
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	487,098	655,317
Reclassification adjustments for (gains) losses included in net profit, before tax	—	193
Share of other comprehensive income (loss) of associates and joint ventures	33,910	38,125
Income tax relating to items that may be reclassified	132,461	147,427

Total items that may be reclassified subsequently to profit or loss, net of tax	214,104	345,468

Other comprehensive income, net of tax	738,834	216,583

Total comprehensive income	¥1,401,621	¥993,977

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,386,696	¥976,191
Non-controlling interests	9,156	12,180
Other equity instruments holders	5,769	5,606

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity (Unaudited)

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at April 1, 2022	¥2,341,878	¥645,382	¥6,434,605	¥(13,403)	¥197,310	¥1,808,222	¥520	¥540,242	¥11,954,756	¥93,325	¥733,611	¥12,781,692

Comprehensive income:
Net profit	—	—	762,185	—	—	—	—	—	762,185	9,603	5,606	777,394
Other comprehensive income	—	—	—	—	10,641	(499,964)	718	702,611	214,006	2,577	—	216,583

Total comprehensive income	—	—	762,185	—	10,641	(499,964)	718	702,611	976,191	12,180	5,606	993,977

Issuance of shares under share-based payment transactions	659	659	—	—	—	—	—	—	1,318	—	—	1,318
Transaction with non-controlling interest shareholders	—	(395)	—	—	—	—	—	—	(395)	1,294	—	899
Dividends to shareholders	—	—	(143,936)	—	—	—	—	—	(143,936)	(2,713)	—	(146,649)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(5,606)	(5,606)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	1,002	1,002
Purchases of treasury stock	—	—	—	(34)	—	—	—	—	(34)	—	—	(34)
Sales of treasury stock	—	—	—	320	—	—	—	—	320	—	—	320
Loss on sales of treasury stock	—	—	(46)	—	—	—	—	—	(46)	—	—	(46)
Share-based payment transactions	—	(62)	—	—	—	—	—	—	(62)	—	—	(62)
Transfer from other reserves to retained earnings	—	—	90,970	—	(21,303)	(69,667)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	2,723	—	2,723

Balance at September 30, 2022	¥2,342,537	¥645,584	¥7,143,778	¥(13,117)	¥186,648	¥1,238,591	¥1,238	¥1,242,853	¥12,788,112	¥106,809	¥734,613	¥13,629,534

Balance at April 1, 2023	¥2,342,537	¥645,774	¥7,199,479	¥(151,799)	¥159,584	¥1,575,193	¥9,433	¥884,790	¥12,664,991	¥106,172	¥765,802	¥13,536,965

Comprehensive income:
Net profit	—	—	651,127	—	—	—	—	—	651,127	5,891	5,769	662,787
Other comprehensive income	—	—	—	—	(4,696)	232,612	(5,265)	512,918	735,569	3,265	—	738,834

Total comprehensive income	—	—	651,127	—	(4,696)	232,612	(5,265)	512,918	1,386,696	9,156	5,769	1,401,621

Issuance of shares under share-based payment transactions	1,501	1,501	—	—	—	—	—	—	3,002	—	—	3,002
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	360,806	360,806
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	48	—	48
Transaction with non-controlling interest shareholders	—	(9,893)	—	—	—	—	—	—	(9,893)	9,793	—	(100)
Dividends to shareholders	—	—	(168,078)	—	—	—	—	—	(168,078)	(3,307)	—	(171,385)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(5,769)	(5,769)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	87	87
Purchases of treasury stock	—	—	—	(61,326)	—	—	—	—	(61,326)	—	—	(61,326)
Sales of treasury stock	—	—	—	243	—	—	—	—	243	—	—	243
Loss on sales of treasury stock	—	—	(99)	—	—	—	—	—	(99)	—	—	(99)
Cancellation of treasury stock	—	—	(195,160)	195,160	—	—	—	—	—	—	—	—
Share-based payment transactions	—	(1,378)	—	—	—	—	—	—	(1,378)	—	—	(1,378)
Transfer from other reserves to retained earnings	—	—	75,882	—	(17,693)	(58,189)	—	—	—	—	—	—
Others	—	(89)	—	—	—	—	—	—	(89)	2,009	—	1,920

Balance at September 30, 2023	¥2,344,038	¥635,915	¥7,563,151	¥(17,722)	¥137,195	¥1,749,616	¥4,168	¥1,397,708	¥13,814,069	¥123,871	¥1,126,695	¥15,064,635

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended September 30,
	2023	2022

	(In millions)
Operating Activities:
Profit before tax	¥870,972	¥1,024,552
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(58,174)	(18,600)
Foreign exchange gains	(1,170,432)	(939,255)
Provision for loan losses	129,983	86,989
Depreciation and amortization	166,526	157,999
Share of post-tax profit of associates and joint ventures	(55,286)	(61,241)
Net changes in assets and liabilities:
Net decrease of term deposits with original maturities over three months	1,137,962	1,767,421
Net increase of call loans and bills bought	(278,393)	(4,914,016)
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	(1,922,238)	1,388,766
Net increase of loans and advances	(3,661,329)	(9,941,327)
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	463,896	1,232,767
Net increase of deposits	4,097,851	8,666,708
Net increase (decrease) of call money and bills sold	(426,526)	4,375
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	5,492,415	(2,458,303)
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	1,352,249	(7,388,484)
Income taxes paid—net	(78,584)	(106,797)
Other operating activities—net	(1,488,690)	(1,312,248)

Net cash and cash equivalents provided by (used in) operating activities	4,572,202	(12,810,694)

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(17,447,417)	(15,404,357)
Proceeds from sales of financial assets at fair value through profit or loss and investment securities	4,351,295	11,051,492
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	8,997,999	11,892,293
Acquisitions of the subsidiaries and businesses, net of cash and cash equivalents acquired	(7)	—
Investments in associates and joint ventures	(126,574)	—
Proceeds from sales of investments in associates and joint ventures	138	4,512
Purchases of property, plant and equipment	(41,181)	(30,387)
Purchases of intangible assets	(111,371)	(93,017)
Proceeds from sales of property, plant and equipment	3,503	1,864

Net cash and cash equivalents provided by (used in) investing activities	(4,373,615)	7,422,400

Financing Activities:
Redemption of subordinated borrowings.	(10,000)	(15,000)
Proceeds from issuance of subordinated bonds	141,033	—
Payments for the principal portion of lease liabilities	(46,198)	(44,825)
Proceeds from issuance of other equity instruments	360,806	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(167,956)	(143,871)
Dividends paid to non-controlling interest shareholders	(3,307)	(2,713)
Coupons paid to other equity instruments holders	(5,769)	(5,606)
Purchases of treasury stock and proceeds from sales of treasury stock—net	(61,182)	240
Purchases of other equity instruments and proceeds from sales of other equity instruments—net	87	1,002
Transactions with non-controlling interest shareholders—net	(100)	956

Net cash and cash equivalents provided by (used in) financing activities	207,414	(209,817)

Effect of exchange rate changes on cash and cash equivalents	1,406,060	1,674,253

Net increase (decrease) of cash and cash equivalents	1,812,061	(3,923,858)
Cash and cash equivalents at beginning of period	75,344,235	74,343,953

Cash and cash equivalents at end of period	¥77,156,296	¥70,420,095

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥2,795,638	¥1,367,994
Interest paid	1,778,547	510,259

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION
Sumitomo Mitsui Financial Group, Inc. (the “Company” or “SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (
kabushiki-iten
) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (
Kabushiki Kaisha
) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (Prime Market), with further listing on the Nagoya Stock Exchange (Premier Market). The Company’s American Depositary Shares are listed on the New York Stock Exchange.
The Company and its subsidiaries (the “Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services together with its associates and joint ventures.
The accompanying consolidated financial statements have been authorized for issue by the Management Committee on December 22, 2023.

2	SUMMARY OF MATERIAL ACCOUNTING POLICIES
Basis of Preparation
The interim consolidated financial statements, including selected explanatory notes, of the Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the fiscal year ended March 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
Material Accounting Policies
The material accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the fiscal year ended March 31, 2023.
For the six months ended September 30, 2023, a number of amendments to standards have become effective; however, they have not resulted in any material impact on the Group’s interim consolidated financial statements.
Recent Accounting Pronouncements
The Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)
In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued
Effective Date of Amendments to IFRS 10 and IAS 28
to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on equity accounting. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Classification of Liabilities as Current or
Non-current
(Amendments to IAS 1)
In January 2020, the IASB issued narrow-scope amendments to IAS 1 “Presentation of Financial Statements” to clarify how to classify debt and other liabilities as current or non-current.
The amendments make it easier for entities to determine whether, in the statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current.
The effective date of applying the amendments was January 1, 2022 when they were originally issued, however, in July 2020, the IASB issued an amendment which defers the effective date to annual periods beginning on or after January 1, 2023. Subsequently, in October 2022, the IASB issued a further amendment which defers the effective date to annual periods beginning on or after January 1, 2024. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
In September 2022, the IASB issued narrow-scope amendments to IFRS 16 “Leases,” which add to subsequent measurement requirements for the lease liability arising from a sale and leaseback transaction. The amendments specify how to measure the lease liability when reporting after the date of the transaction. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and are not expected to have a material impact on the Group’s consolidated financial statements.
Non-current
Liabilities with Covenants (Amendments to IAS 1)
In October 2022, the IASB issued amendments to IAS 1 to improve the information entities provide about long-term debt with covenants. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current
at the reporting date. Instead, the amendments require an entity to disclose information about these covenants in the notes to the financial statements and enable investors to understand the risk that such debt could become repayable early. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and are not expected to have a material impact on the Group’s consolidated financial statements.
Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures,” which require an entity to provide disclosures to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024 and are not expected to have a material impact on the Group’s consolidated financial statements.
Lack of Exchangeability (Amendments to IAS 21)
In August 2023, the IASB issued the amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” to address a matter not previously covered in the accounting requirements for the effects of changes in foreign exchange rates. The amendments require entities to apply a consistent approach in assessing whether a currency can be exchanged into another currency. The amendments also require entities to determine the exchange rate and provide more useful information in their financial statements when a currency cannot be exchanged into another currency. The amendments are effective for annual periods beginning on or after

January 1, 2025. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. For information on the estimation of the allowance for loan losses which reflects the current and forward-looking impact of the situation in Russia and Ukraine, the rising interest rates in foreign countries due to global monetary tightening and the subsequent effects following the mitigation of the
COVID-19
pandemic, refer to Note 7 “Loans and Advances.” The critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the Group’s consolidated financial statements for the fiscal year
ended March 31, 2023.

4	SEGMENT ANALYSIS
Business Segments
The Group’s business segment information is prepared based on the internal reporting system utilized by its management to assess the performance of its business segments under accounting principles generally accepted in Japan (“Japanese GAAP”).
The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”) and SMBC Finance Service Co., Ltd. (“SMBC Finance Service”).
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card, SMBC Finance Service and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”). This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, equity and fixed income sales and trading, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and market risks. This business unit consists of the Global Markets and Treasury Unit of SMBC, which was renamed from the Treasury Unit in April 2023, and the Global Markets Division of SMBC Nikko Securities.
Head office account and others
The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited. It also includes the elimination items related to internal transactions between the Group companies.
Measurement of Segment Profit or Loss
The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel
expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). The consolidated gross profits and general and administrative expenses of each segment are prepared for management accounting purposes and not generated solely by aggregating figures prepared under financial accounting. While the Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under Japanese GAAP. Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”
Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operations
The following tables show the Group’s results of operations by business segment for the six months ended September 30, 2023 and 2022. The comparative information for the fiscal year ended September 30, 2022 has been restated to reflect the changes to the allocation logic from the Head office account and others to other business segments in the Group’s managerial accounting, which became effective from April 1, 2023, and to eliminate the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.
For the six months ended September 30, 2023:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥396.9	¥621.8	¥670.5	¥286.6	¥(158.5)	¥1,817.3
General and administrative expenses	(151.9)	(526.8)	(391.0)	(79.9)	67.4	(1,082.2)
Others (2)	53.6	3.4	31.8	15.8	(68.8)	35.8

Consolidated net business profit	¥298.6	¥98.4	¥311.3	¥222.5	¥(159.9)	¥770.9

For the six months ended September 30, 2022:
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥353.4	¥567.9	¥589.5	¥266.7	¥(145.1)	¥1,632.4
General and administrative expenses	(143.3)	(487.7)	(330.2)	(73.6)	72.2	(962.6)
Others (2)	48.8	2.1	47.1	15.4	(61.3)	52.1

Consolidated net business profit	¥258.9	¥82.3	¥306.4	¥208.5	¥(134.2)	¥721.9

(1)
Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)
“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within the Group’s business segments in the managerial accounting.

Reconciliation of Segmental Results of Operations to Consolidated Income Statements
The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2023	2022

	(In billions)
Consolidated net business profit	¥770.9	¥721.9
Differences between management reporting and Japanese GAAP:
Total credit costs	(100.3)	(83.1)
Gains on equity instruments	46.8	92.1
Extraordinary gains or losses and others	(11.0)	(6.2)

Profit before tax under Japanese GAAP	706.4	724.7

Differences between Japanese GAAP and IFRS:
Scope of consolidation	2.7	3.2
Derivative financial instruments	255.8	464.5
Investment securities	(49.1)	(105.6)
Loans and advances	(61.0)	(33.2)
Investments in associates and joint ventures	10.1	(28.7)
Property, plant and equipment	0.4	(0.6)
Lease accounting	(0.9)	—
Defined benefit plans	(26.8)	(28.1)
Foreign currency translation	(16.3)	(22.5)
Classification of equity and liability	7.3	5.7
Others	42.4	45.2

Profit before tax under IFRS	¥871.0	¥1,024.6

5	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter
(“OTC”) transactions. In the normal course of business, the Group enters into a variety of derivatives for trading and risk management purposes. The Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management.
Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate options and interest rate futures. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables b
e
low represent the derivative financial instruments by type and purpose of derivatives at September 30, 2023 and March 31, 2023.

	At September 30, 2023
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)

Interest rate derivatives	¥1,705,064,948	¥7,105,501	¥8,935,065	¥63,920,478	¥1,200,112	¥1,355,496
Futures	158,410,820	42,383	44,662	1,562,264	2,253	947
Listed Options	187,933,727	52,836	36,721	—	—	—
Forwards	31,225,313	78,469	72,821	—	—	—
Swaps	1,047,934,282	5,731,168	6,064,799	62,150,298	1,197,859	1,310,443
OTC Options	279,560,806	1,200,645	2,716,062	207,916	—	44,106
Currency derivatives	247,544,947	4,353,447	2,417,493	25,068,889	251,956	2,471,902
Futures	980	—	181	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	130,894,081	2,092,679	1,605,454	9,703,233	142,696	469,557
Swaps	106,052,283	2,027,596	538,251	15,365,656	109,260	2,002,345
OTC Options	10,597,603	233,172	273,607	—	—	—
Equity derivatives	3,087,398	52,245	61,296	—	—	—
Futures	1,726,002	23,713	19,235	—	—	—
Listed Options	679,406	11,528	17,067	—	—	—
Forwards	393,964	908	16,791	—	—	—
Swaps	31,119	91	1,382	—	—	—
OTC Options	256,907	16,005	6,821	—	—	—
Commodity derivatives	130,997	13,379	12,178	—	—	—
Futures	52,700	1,932	1,572	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	65,539	11,251	10,168	—	—	—
OTC Options	12,758	196	438	—	—	—
Credit derivatives	3,164,779	38,654	45,285	—	—	—

Total derivative financial instruments	¥1,958,993,069	¥11,563,226	¥11,471,317	¥88,989,367	¥1,452,068	¥3,827,398

	At March 31, 2023
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,691,197,124	¥5,025,797	¥6,380,627	¥65,003,591	¥763,819	¥1,032,506
Futures	129,630,431	37,084	36,633	8,746,711	5,990	2,836
Listed Options	262,156,548	87,651	52,918	—	—	—
Forwards	24,354,115	30,619	24,358	—	—	—
Swaps	1,036,174,625	4,059,518	4,100,097	56,071,259	757,829	1,008,337
OTC Options	238,881,405	810,925	2,166,621	185,621	—	21,333
Currency derivatives	220,393,641	2,571,317	1,629,519	21,600,130	203,864	1,376,767
Futures	1,114	145	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	115,616,503	1,113,495	1,107,415	7,430,656	71,072	184,808
Swaps	93,961,952	1,282,512	352,236	14,169,474	132,792	1,191,959
OTC Options	10,814,072	175,165	169,868	—	—	—
Equity derivatives	2,372,833	54,508	42,208	—	—	—
Futures	1,369,369	11,259	16,491	—	—	—
Listed Options	565,733	9,312	17,713	—	—	—
Forwards	146,369	12,567	2	—	—	—
Swaps	39,235	433	2,554	—	—	—
OTC Options	252,127	20,937	5,448	—	—	—
Commodity derivatives	129,488	9,142	7,946	—	—	—
Futures	25,427	407	1,247	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	73,010	8,567	6,331	—	—	—
OTC Options	31,051	168	368	—	—	—
Credit derivatives	2,893,477	21,500	27,282	—	—	—

Total derivative financial instruments	¥1,916,986,563	¥7,682,264	¥8,087,582	¥86,603,721	¥967,683	¥2,409,273

(1)
Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the Group applies hedge accounting for certain fixed rate debt securities in issue, borrowings, and debt instruments at fair value through other comprehensive income (“FVOCI”) and net investments in foreign operations. Derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge accounting
The Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations in order to reflect the effect of risk management activities on its consolidated financial statements.

Fair value hedges
The Group app
l
i
e
s fair value hedge accounting to mitigate the risk of changes in the fair value of certain fixed rate financial assets and liabilities. The table below represents the amounts related to items designated as hedging instruments at September 30, 2023 and March 31, 2023.

	At September 30, 2023			At March 31, 2023
	Notional amounts	Carrying amounts		Notional amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities

	(In millions)
Interest rate risk

Interest rate swaps	¥9,854,304	¥139,607	¥875,688	¥8,264,813	¥101,835	¥587,049
Interest rate options	207,916	—	44,106	185,621	—	21,333
Hedges of net investments in foreign operations
The Group applies hedge accounting of net investments in foreign operations to mitigate the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations. The table below represents the amounts related to items designated as hedging instruments at September 30, 2023 and March 31, 2023.

At September 30, 2023			At March 31, 2023
Nominal amounts	Carrying amounts		Nominal amounts	Carrying amounts
	Assets	Liabilities		Assets	Liabilities

(In millions)

Foreign exchange forward contracts	¥3,430,339	¥32,887	¥465,816	¥3,088,524	¥48,483	¥147,366
Foreign currency denominated financial liabilities	322,840	—	322,840	287,072	—	287,072

6	INVESTMENT SECURITIES
The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2023 and March 31, 2023.

	At September 30, 2023	At March 31, 2023

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥78,556	¥72,549
Japanese municipal bonds	128,649	93,044
Japanese corporate bonds	4,990	—

Total domestic	212,195	165,593

Foreign:
Bonds issued by other governments and official institutions (1)	72,689	68,121
Mortgage-backed securities	1,926	—
Other debt instruments	3,241	1,853

Total foreign	77,856	69,974

Total debt instruments at amortized cost	¥290,051	¥235,567

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,512,127	¥9,576,298
Japanese municipal bonds	1,077,443	1,087,625
Japanese corporate bonds	910,839	946,726
Other debt instruments	313	312

Total domestic	11,500,722	11,610,961

Foreign:
U.S. Treasury and other U.S. government agency bonds	9,825,401	5,232,456
Bonds issued by other governments and official institutions (1)	3,416,633	2,991,272
Mortgage-backed securities	3,151,857	2,379,250
Other debt instruments	651,193	597,484

Total foreign	17,045,084	11,200,462

Total debt instruments at fair value through other comprehensive income	¥28,545,806	¥22,811,423

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥4,071,827	¥3,587,964
Foreign equity instruments	1,175,046	960,644

Total equity instruments at fair value through other comprehensive income	¥5,246,873	¥4,548,608

Total investment securities	¥34,082,730	¥27,595,598

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

7	LOANS AND ADVANCES
The following tables present loans and advances at September 30, 2023 and March 31, 2023.

	At September 30, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥112,702,852	¥3,770,596	¥1,207,957	¥117,681,405

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(446,390)
Less: Allowance for loan losses	(206,054)	(257,488)	(486,089)	(949,631)

Carrying amount				¥116,285,384

	At March 31, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥108,254,496	¥3,718,669	¥1,170,662	¥113,143,827

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(388,579)
Less: Allowance for loan losses	(187,455)	(240,494)	(436,165)	(864,114)

Carrying amount				¥111,891,134

Reconciliation of allowance for loan losses is as follows:

	At September 30, 2023
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2023	¥187,455	¥240,494	¥436,165	¥864,114
Net transfers between stages	(1,301)	(9,373)	10,674	—
Provision for loan losses	12,665	18,250	99,068	129,983
Charge-offs (1)	—	—	91,512	91,512
Recoveries	—	—	8,049	8,049

Net charge-offs	—	—	83,463	83,463
Others (2)	7,235	8,117	23,645	38,997

Balance at September 30, 2023	¥206,054	¥257,488	¥486,089	¥949,631

	At September 30, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2022	¥162,919	¥247,020	¥583,115	¥993,054
Net transfers between stages	(7,616)	(8,529)	16,145	—
Provision for loan losses	12,104	5,737	69,148	86,989
Charge-offs (1)	—	—	142,198	142,198
Recoveries	—	—	10,467	10,467

Net charge-offs	—	—	131,731	131,731

Others (2)	7,882	14,052	19,922	41,856

Balance at September 30, 2022	¥175,289	¥258,280	¥556,599	¥990,168

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2023 and 2022.
The allowance for loan losses is measured under the expected credit losses (“ECL”) model which requires the use of complex models and significant assumptions about future economic conditions and credit behavior. For the six months ended September 30, 2023, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the situation in Russia and Ukraine, the rising interest rates in foreign countries due to global monetary tightening and the subsequent effects following the mitigation of the
COVID-19
pandemic. The obligor grades were reviewed based on the most recent information available as appropriate.
The macroeconomic scenarios for incorporating forward-looking information in the ECL measurement were updated, reflecting the recent economic forecasts. The Group assumed that the Japanese economy would continue to recover during the fiscal years ending March 31, 2024 and 2025, driven by an increase in the consumption of services such as dining out and travel, which had been suppressed by the
COVID-19
pandemic. The Group also assumed that the global GDP growth would slow to around 3% for the fiscal year ending March 31, 2024, but would gradually recover during the fiscal year ending March 31, 2025, due to the Group’s expectation that global monetary tightening would peak in response to declining inflationary pressure. This assumption was considered in determining the base scenario. The upside and downside scenarios were developed based on the premises of the base scenario and past macroeconomic experience. The following table shows the growth rates of the Japanese and global GDP, which are the key factors of the macroeconomic scenarios, under the base scenario.

	For the fiscal year ending March 31,
	2024	2025

	(%)
Japanese GDP	6.2	2.6
Global GDP	3.0	3.1
In determining the need for making additional ECL adjustments, the Group considered whether there is an increase in the credit risk for some portfolios which had a material adverse impact resulting from the sanctions imposed in connection with Russia’s aggression against Ukraine, the rising interest rates in foreign countries due to the global monetary tightening, or the subsequent effects following the mitigation of the
COVID-19
pandemic and whether the increased risk, if any, was not fully incorporated in the ECL model. For the Russian exposure, the Group evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or the request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of credit condition of Russia. In addition, the Group also considered the prolonged difficulty in collecting payments from Russian customers through remittances out of Russia due to orders by the Russian authorities. For the rising interest rates in foreign countries from the global monetary tightening, the Group evaluated the forward-looking impact on credit risks and losses in light of the increased interest payment burden on borrowers. For the subsequent effects following the mitigation of the
COVID-19
pandemic, additional ECL adjustments included the consideration of the termination of the government support measures and the establishment of new lifestyles. The Group evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends. As a consequence, the Group decided to maintain ECL adjustments for the above portfolios affected by the situation in Russia and Ukraine, the rising interest rates in foreign countries due to the global monetary tightening and the subsequent effects following the mitigation of the
COVID-19
pandemic.
As a result, for the six months ended September 30, 2023, the allowance for loan losses increased by
¥85,517 million from ¥864,114
million at beginning of period to
¥949,631
million at end of period primarily due to an increase in allowance of lifetime ECL credit-impaired. Th is
 was primarily due to an increase in the provision for loan losses related to some large corporate borrowers.

8	BORROWINGS
Borrowings at September 30, 2023 and March 31, 2023 consisted of the following:

	At September 30, 2023	At March 31, 2023

	(In millions)
Unsubordinated borrowings	¥14,247,306	¥13,532,217
Subordinated borrowings	177,412	186,218
Liabilities associated with securitization transactions	1,210,393	1,236,369
Lease liabilities	425,079	416,997

Total borrowings	¥16,060,190	¥15,371,801

9	DEBT SECURITIES IN ISSUE
Debt securities in issue at September 30, 2023 and March 31, 2023 consisted of the following:

	At September 30, 2023	At March 31, 2023

	(In millions)
Commercial paper	¥2,874,209	¥2,585,889
Unsubordinated bonds	9,572,275	8,285,355
Subordinated bonds	1,279,332	1,113,750

Total debt securities in issue	¥13,725,816	¥11,984,994

10	PROVISIONS
The following table presents movements by class of provisions for the six months ended September 30, 2023.

	Provision for interest repayment	Other provisions	Total

	(In millions)
Balance at April 1, 2023	¥128,234	¥119,110	¥247,344
Additional provisions	—	4,386	4,386
Amounts used	(16,110)	(4,231)	(20,341)
Unused amounts reversed	—	(5,903)	(5,903)
Amortization of discount and effect of change in discount rate	(516)	78	(438)
Others	—	348	348

Balance at September 30, 2023	¥111,608	¥113,788	¥225,396

Provision for Interest Repayment
Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of
15-20%
but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.
In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.
In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of
15-20%,
and gray zone interest was abolished.
The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.
For the six months ended September 30, 2023, the provision for interest repayment decreased primarily due to the use of the provision.

Other Provisions
Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2023 and April 1, 2023.

11	SHAREHOLDERS’ EQUITY
Common Stock
The number of issued shares of common stock and common stock held by the Company at September 30, 2023 and March 31, 2023 was as follows:

	At September 30, 2023	At March 31, 2023
Shares outstanding	1,337,529,084	1,374,691,194
Shares in treasury	3,455,590	30,070,650
The total number of authorized shares of common stock was 3,000 million at September 30, 2023 and March 31, 2023 with no stated value.
On November
14, 2022
, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares.

The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 61,000,000 shares of its common stock and (ii) an aggregate of ¥200 billion between November 15, 2022 and May 31, 2023. On May 31, 2023, the Company completed the repurchase pursuant to the resolution, acquiring 37,640,000 shares of its common stock for ¥200 billion in aggregate. The Company cancelled all the repurchased shares on June 20, 2023.
On November 14, 2023, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 26,000,000 shares of its common stock and (ii) an aggregate of ¥150 billion between November 15, 2023 and March 31, 2024. During November 2023, the Company entered into contracts to repurchase 3,568,800 shares of common stock for ¥26 billion in aggregate.
Preferred Stock
The following table shows the number of shares of preferred stock at September 30, 2023 and March 31, 2023.

	At September 30, 2023		At March 31, 2023
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

12	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS
Equity attributable to other equity instruments holders at September 30, 2023 and March 31, 2023 consisted of the following:

	At September 30, 2023	At March 31, 2023

	(In millions)
Perpetual subordinated bonds	¥1,106,695	¥755,802
Perpetual subordinated borrowings	¥20,000	¥10,000

Total equity attributable to other equity instruments holders	¥1,126,695	¥765,802

Equity attributable to other equity instruments holders consists of perpetual subordinated bonds and perpetual subordinated borrowings which are Basel
III-compliant
Additional Tier 1 capital instruments and are classified as equity under IFRS.
The bonds and borrowings bear a fixed rate of interest until the first call date. After the first call date, they will bear a floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative
and will not increase to compensate for any short-fall in interest payments in any previous year.
These bonds and borrowings are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the Financial Services Agency of Japan (“FSA”).
The principal amount of the bonds and borrowings may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.
The principal amount of the bonds and borrowings which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

13	FEE AND COMMISSION INCOME
Fee and commission income for the six months ended September 30, 2023 and 2022 consisted of the following:

	For the six months ended September 30,
	2023	2022

	(In millions)
Loans	¥71,500	¥68,340
Credit card business	207,529	181,965
Guarantees	41,245	35,386
Securities-related business	88,549	55,537
Deposits	9,016	8,560
Remittances and transfers	74,658	73,526
Safe deposits	2,195	2,051
Trust fees	3,785	3,044
Investment trusts	82,543	74,220
Agency	4,746	4,630
Others	104,949	100,287

Total fee and commission income	¥690,715	¥607,546

Fee and commission income can be mainly disaggregated into loans, credit card business, securities-related business, remittances and transfers and investment trusts by types of services. Loan transaction fees principally arise in the Wholesale Business Unit and the Global Business Unit. Fees obtained through credit card business principally arise in the Retail Business Unit. Fees obtained through securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses.

14	IMPAIRMENT CHARGES ON FINANCIAL ASSETS
Impairment charges (reversals) on financial assets for the six months ended September 30, 2023 and 2022 consisted of the following:

	For the six months ended September 30,
	2023	2022

	(In millions)
Loans and advances	¥129,983	¥86,989
Loan commitments	(5,132)	(7,429)
Financial guarantees	5,402	8,465

Total impairment charges on financial assets	¥130,253	¥88,025

15	EARNINGS PER SHARE
The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2023 and 2022.

	For the six months ended September 30,
	2023	2022

	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥651,127	¥762,185
Weighted average number of common stock in issue (in thousands of shares)	1,334,846	1,371,054

Basic earnings per share	¥487.79	¥555.91

Diluted:
Profit attributable to the common shareholders of the Company	¥651,127	¥762,185
Impact of dilutive potential ordinary shares issued by subsidiaries and associates	(2)	—

Net profit used to determine diluted earnings per share	¥651,125	¥762,185

Weighted average number of common stock in issue (in thousands of shares)	1,334,846	1,371,054
Adjustments for stock options (in thousands of shares)	397	478

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,335,243	1,371,532

Diluted earnings per share	¥487.65	¥555.72

16	DIVIDENDS PER SHARE
The dividends recognized by the Company for the six months ended September 30, 2023 and 2022 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2023	¥125	¥168,078
2022	¥105	¥143,936
On November
14
, 2023, the board of directors approved a dividend of ¥135 per share of common stock totaling ¥180,100 million in respect of the six months ended September 30, 2023. The consolidated financial statements for the six months ended September 30, 2023 do not include this dividend payable.

17	CONTINGENCY AND CAPITAL COMMITMENTS
Legal Proceedings
The Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the Group. The Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments
At September 30, 2023 and March 31, 2023, the Group had ¥1,365 million and ¥1,134 million, respectively, of contractual commitments to acquire property, plant and equipment. In addition, the Group had ¥1,219 million and ¥631 million of contractual commitments to acquire intangible assets, at September 30, 2023 and March 31, 2023, respectively. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities
Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. However, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the Group needs to secure claims, or some other significant event occurs.
Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2023 and March 31, 2023.

	At September 30, 2023	At March 31, 2023

	(In millions)
Loan commitments	¥85,878,811	¥79,068,816
Financial guarantees and other credit-related contingent liabilities	14,605,432	13,693,772

Total	¥100,484,243	¥92,762,588

18	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Accounting policies and the valuation process of fair value measurement for the six months ended September 30, 2023 are consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2023.
Financial Assets and Liabilities Carried at Fair Value
Fair Value Hierarchy
The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2023 and March 31, 2023. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

	At September 30, 2023
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥4,004,541	¥944,694	¥—	¥4,949,235
Equity instruments	361,105	658	—	361,763

Total trading assets	4,365,646	945,352	—	5,310,998

Derivative financial instruments:
Interest rate derivatives	97,472	8,208,059	82	8,305,613
Currency derivatives	—	4,604,469	934	4,605,403
Equity derivatives	35,241	408	16,596	52,245
Commodity derivatives	1,932	11,447	—	13,379
Credit derivatives	—	38,244	410	38,654

Total derivative financial instruments	134,645	12,862,627	18,022	13,015,294

Financial assets at fair value through profit or loss:
Debt instruments	506,426	641,478	666,125	1,814,029
Equity instruments	1,934	284	84,215	86,433

Total financial assets at fair value through profit or loss	508,360	641,762	750,340	1,900,462

Investment securities at fair value through other comprehensive income:
Japanese government bonds	9,512,127	—	—	9,512,127
U.S. Treasury and other U.S. government agency bonds	9,825,401	—	—	9,825,401
Other debt instruments	1,387,551	7,820,727	—	9,208,278

Total debt instruments	20,725,079	7,820,727	—	28,545,806

Equity instruments	4,744,887	1,501	500,485	5,246,873

Total investment securities at fair value through other comprehensive income	25,469,966	7,822,228	500,485	33,792,679

Total	¥30,478,617	¥22,271,969	¥1,268,847	¥54,019,433

Financial liabilities:
Trading liabilities:
Debt instruments	¥3,574,685	¥217,374	¥—	¥3,792,059
Equity instruments	389,454	5,639	—	395,093

Total trading liabilities	3,964,139	223,013	—	4,187,152

Derivative financial instruments:
Interest rate derivatives	82,330	10,204,113	4,118	10,290,561
Currency derivatives	181	4,884,340	4,874	4,889,395
Equity derivatives	36,302	17,768	7,226	61,296
Commodity derivatives	1,572	10,606	—	12,178
Credit derivatives	—	45,174	111	45,285

Total derivative financial instruments	120,385	15,162,001	16,329	15,298,715

Financial liabilities designated at fair value through profit or loss	—	285,442	135,950	421,392

Others (2)	—	(6,728)	(12,559)	(19,287)

Total	¥4,084,524	¥15,663,728	¥139,720	¥19,887,972

	At March 31, 2023
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥3,732,551	¥497,294	¥—	¥4,229,845
Equity instruments	340,365	15,705	—	356,070

Total trading assets	4,072,916	512,999	—	4,585,915

Derivative financial instruments:
Interest rate derivatives	130,725	5,658,891	—	5,789,616
Currency derivatives	145	2,774,537	499	2,775,181
Equity derivatives	20,571	13,002	20,935	54,508
Commodity derivatives	407	8,735	—	9,142
Credit derivatives	—	21,142	358	21,500

Total derivative financial instruments	151,848	8,476,307	21,792	8,649,947

Financial assets at fair value through profit or loss:
Debt instruments	343,539	398,883	650,467	1,392,889
Equity instruments	2,829	7,320	85,201	95,350

Total financial assets at fair value through profit or loss	346,368	406,203	735,668	1,488,239

Investment securities at fair value through other comprehensive income:
Japanese government bonds	9,576,298	—	—	9,576,298
U.S. Treasury and other U.S. government agency bonds	5,232,456	—	—	5,232,456
Other debt instruments	1,503,857	6,498,812	—	8,002,669

Total debt instruments	16,312,611	6,498,812	—	22,811,423

Equity instruments	4,076,610	7,177	464,821	4,548,608

Total investment securities at fair value through other comprehensive income	20,389,221	6,505,989	464,821	27,360,031

Total	¥24,960,353	¥15,901,498	¥1,222,281	¥42,084,132

Financial liabilities:
Trading liabilities:
Debt instruments	¥3,017,272	¥84,161	¥—	¥3,101,433
Equity instruments	183,935	5,721	—	189,656

Total trading liabilities	3,201,207	89,882	—	3,291,089

Derivative financial instruments:
Interest rate derivatives	92,387	7,317,498	3,248	7,413,133
Currency derivatives	—	3,001,220	5,066	3,006,286
Equity derivatives	34,204	894	7,110	42,208
Commodity derivatives	1,247	6,699	—	7,946
Credit derivatives	—	27,074	208	27,282

Total derivative financial instruments	127,838	10,353,385	15,632	10,496,855

Financial liabilities designated at fair value through profit or loss	—	229,086	185,020	414,106

Others (2)	—	(4,086)	(7,852)	(11,938)

Total	¥3,329,045	¥10,668,267	¥192,800	¥14,190,112

(1)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2023 and for the fiscal year ended March 31, 2023.

(2)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments (including embedded derivatives)” in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2023.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2023 and 2022.

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2023
	At April 1, 2023	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At September 30, 2023

	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,248)	¥(2,329)	¥—	¥1,541	¥—	¥—	¥—	¥—	¥—	¥(4,036)	¥(1,031)
Currency derivatives—net	(4,567)	663	—	74	(110)	—	—	—	—	(3,940)	580
Equity derivatives—net	13,825	(1,867)	—	2,123	(4,711)	—	—	—	—	9,370	2,067
Credit derivatives—net	150	149	—	—	—	—	—	—	—	299	148

Total derivative financial instruments—net	6,160	(3,384)	—	3,738	(4,821)	—	—	—	—	1,693	1,764

Financial assets at fair value through profit or loss:
Debt instruments	650,467	32,792	305	54,432	(38,883)	—	(29,456)	—	(3,532)	666,125	32,586
Equity instruments	85,201	(892)	—	5,770	(792)	—	(4,315)	—	(757)	84,215	(1,473)

Total financial assets at fair value through profit or loss	735,668	31,900	305	60,202	(39,675)	—	(33,771)	—	(4,289)	750,340	31,113

Investment securities at fair value through other comprehensive income:
Equity instruments	464,821	—	37,478	806	(2,120)	—	(117)	—	(383)	500,485	—

Total investment securities at fair value through other comprehensive income	464,821	—	37,478	806	(2,120)	—	(117)	—	(383)	500,485	—

Financial liabilities designated at fair value through profit or loss	(185,020)	(10,861)	(957)	—	—	(14,957)	75,845	—	—	(135,950)	516

Others (3) —liabilities	7,852	5,049	—	—	—	—	—	—	(342)	12,559	5,017

Total	¥1,029,481	¥22,704	¥36,826	¥64,746	¥(46,616)	¥(14,957)	¥41,957	¥—	¥(5,014)	¥1,129,127	¥38,410

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2022
	At April 1, 2022	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At September 30, 2022

	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(7,162)	¥(3,439)	¥—	¥8	¥—	¥—	¥—	¥—	¥—	¥(10,593)	¥(3,409)
Currency derivatives—net	1,652	(1,445)	—	—	—	—	—	—	(5,522)	(5,315)	(2,099)
Equity derivatives—net	15,384	3,709	—	2,609	(5,104)	—	—	—	—	16,598	6,924
Credit derivatives—net	521	(500)	—	—	—	—	—	—	—	21	(494)

Total derivative financial instruments—net	10,395	(1,675)	—	2,617	(5,104)	—	—	—	(5,522)	711	922

Financial assets at fair value through profit or loss:
Debt instruments	693,013	25,736	398	68,177	(40,242)	—	(33,344)	—	(80,259)	633,479	26,808
Equity instruments	35,884	76	—	4,403	(161)	—	(633)	—	(459)	39,110	(48)

Total financial assets at fair value through profit or loss	728,897	25,812	398	72,580	(40,403)	—	(33,977)	—	(80,718)	672,589	26,760

Investment securities at fair value through other comprehensive income:
Equity instruments	468,713	—	(6,391)	2,175	(3,972)	—	(64)	—	—	460,461	—

Total investment securities at fair value through other comprehensive income	468,713	—	(6,391)	2,175	(3,972)	—	(64)	—	—	460,461	—

Financial liabilities designated at fair value through profit or loss	(291,086)	41,262	220	—	—	(44,886)	65,889	—	—	(228,601)	57,436

Others (3) —liabilities	3,052	7,567	—	940	—	—	—	—	(1,363)	10,196	8,185

Total	¥919,971	¥72,966	¥(5,773)	¥78,312	¥(49,479)	¥(44,886)	¥31,848	¥—	¥(87,603)	¥915,356	¥93,303

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of investment.
(2)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the six months ended September 30, 2023 and 2022, transfers out of Level 3 amounted to ¥
5,014
 million and ¥
87,603
 million, respectively. Those transfers out of Level 3 were primarily due to a decrease of significance of unobservable inputs of certain financial assets at fair value through profit or loss, including certain investment funds.

(3)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2023 and 2022 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2023	2022	2023	2022

	(In millions)
Net interest income	¥559	¥861	¥525	¥576
Net trading income	1,106	5,120	6,256	8,531
Net income from financial assets and liabilities at fair value through profit or loss	21,039	67,074	31,629	84,196
Other expenses	—	89	—	—

Total	¥22,704	¥72,966	¥38,410	¥93,303

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the six months ended September 30, 2023 and 2022, and reconciliation of changes in the balances were as follows:

	For the six months ended September 30,
	2023	2022

	(In millions)
Balance at beginning of period	¥22,276	¥27,100
Increase due to new trades	1,861	7,061
Reduction due to redemption, sales or passage of time	(10,649)	(16,017)

Balance at end of period	¥13,488	¥18,144

The Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statements. The table above shows the day one profit and loss balances, all of which are derived from derivative financial instruments, financial assets at fair value through profit or loss and financial liabilities designated at fair value through profit or loss. The release to profit or loss results from the realization due to redemption or sales, and the amortization of the deferred day one profit and loss with the passage of time over the life of the instruments.
Valuation Techniques
Valuation techniques are consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2023.

Significant Unobservable Inputs
The following tables present quantitative information about significant unobservable inputs used in the fair value measurement for Level 3 financial assets and liabilities at September 30, 2023 and March 31, 2023. Qualitative information about significant unobservable inputs is consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2023.

	At September 30, 2023
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)
	(In millions)
Derivative financial instruments:
Interest rate derivatives	¥82	¥4,118	Option model	Interest rate to interest rate correlation	31%-99%
				Quanto correlation	(5% ) -46%
				Interest rate volatility	3%-8%
Currency derivatives	934	4,874	Option model	Interest rate to interest rate correlation	26%-99%
				Quanto correlation	5%-49%
				Foreign exchange volatility	8%-15%
Equity derivatives	16,596	7,226	Option model	Equity to equity correlation	45%-91%
				Quanto correlation	(29% ) -29%
				Equity volatility	16%-57%
Credit derivatives	410	111	Credit Default model	Quanto correlation	18%-28%
Financial assets at fair value through profit or loss:
Debt instruments	666,125	—	Option model	Foreign exchange volatility	12%-42%
			DCF model	Probability of default rate	0%-32%
				Loss given default rate	0%-100%
				Discount margin	5%-9%
			Net asset value (2)	—	—
Equity instruments	84,215	—	Market multiples	Price/Book value multiple	0.7x
				Liquidity discount	20%
			DCF model	Probability of default rate	0%-1%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	500,485	—	Market multiples	Price/Book value multiple	0.3x-3.5x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	135,950	Option model	Equity to equity correlation	43%-89%
				Interest rate to interest rate correlation	26%-27%
				Quanto correlation	(29% ) -49%
				Equity volatility	18%-45%
			Credit Default model	Quanto correlation	18%-28%
Others (4)	—	(12,559)	Option model	Interest rate to interest rate correlation	26%-99%
				Quanto correlation	(5% ) -49%
				Equity volatility	27%-28%
				Foreign exchange volatility	10%-42%
			Credit Default model	Quanto correlation	18%-28%

	At March 31, 2023
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)
	(In millions)
Derivative financial instruments:
Interest rate derivatives	¥—	¥3,248	Option model	Interest rate to interest rate correlation	26%-99%
				Quanto correlation	(11%)-42%
Currency derivatives	499	5,066	Option model	Interest rate to interest rate correlation	29%-99%
				Quanto correlation	8%-50%
				Foreign exchange volatility	12%-36%
Equity derivatives	20,935	7,110	Option model	Equity to equity correlation	48%-92%
				Quanto correlation	(13%)-38%
				Equity volatility	12%-70%
Credit derivatives	358	208	Credit Default model	Quanto correlation	15%-25%
Financial assets at fair value through profit or loss:
Debt instruments	650,467	—	Option model	Foreign exchange volatility	13%-43%
			DCF model	Probability of default rate	0%-33%
				Loss given default rate	0%-100%
				Discount margin	5%-9%
			Net asset value (2)	—	—
Equity instruments	85,201	—	Market multiples	Price/Book value multiple	1.1x
			DCF model	Probability of default rate	0%-1%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	464,821	—	Market multiples	Price/Book value multiple	0.2x-3.7x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	185,020	Option model	Equity to equity correlation	47%-93%
				Interest rate to interest rate correlation	29%-30%
				Quanto correlation	(13%)-50%
				Equity volatility	17%-52%
			Credit Default model	Quanto correlation	15%-25%
Others (4)	—	(7,852)	Option model	Equity to equity correlation	80%-83%
				Interest rate to interest rate correlation	26%-99%
				Quanto correlation	(11%)-50%
				Equity volatility	24%-28%
				Foreign exchange volatility	12%-43%
			Credit Default model	Quanto correlation	15%-25%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
(3)
Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in these tables as it is not practical to do so given the nature of such valuation techniques.

(4)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Sensitivity Analysis
The fair value of certain financial assets and liabilities
is
measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value. Qualitative information about sensitivity to changes in significant unobservable inputs is consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2023.

	At September 30, 2023
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(4,036)	¥7	¥6	¥—	¥—
Currency derivatives—net	(3,940)	5	5	—	—
Equity derivatives—net	9,370	3,094	3,065	—	—
Credit derivatives—net	299	18	18	—	—
Financial assets at fair value through profit or loss:
Debt instruments	666,125	257	2,718	—	—
Equity instruments	84,215	263	688	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	500,485	—	—	17,038	17,038
Financial liabilities designated at fair value through profit or loss (1)	(135,950)	424	437	—	—
Others (1)(2) —liabilities:	12,559	51	50	—	—

	At March 31, 2023
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,248)	¥—	¥—	¥—	¥—
Currency derivatives—net	(4,567)	6	6	—	—
Equity derivatives—net	13,825	2,462	2,467	—	—
Credit derivatives—net	150	17	17	—	—
Financial assets at fair value through profit or loss:
Debt instruments	650,467	917	4,533	—	—
Equity instruments	85,201	362	875	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	464,821	—	—	15,368	15,368
Financial liabilities designated at fair value through profit or loss (1)	(185,020)	1,007	1,109	—	—
Others (1)(2) —liabilities:	7,852	62	61	—	—

(1)
As part of risk management, the Group enters into transactions to offset the profit or loss of certain financial instruments, including embedded derivatives. Sensitivity of embedded derivatives related to these transactions is presented as derivative financial instruments or financial assets at fair value through profit or loss, according to the presentation of the financial instruments arising from these transactions.

(2)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Financial Assets and Liabilities Not Carried at Fair Value
The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at September 30, 2023 and March 31, 2023. It does not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values.

		At September 30, 2023		At March 31, 2023
	Notes	Carrying amount	Fair value	Carrying amount	Fair value

		(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥290,051	¥288,504	¥235,567	¥235,541
Loans and advances	b	116,285,384	118,381,677	111,891,134	114,154,110
Other financial assets	b	8,063,908	8,061,023	5,360,634	5,357,987

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥125,399,091	¥125,412,459	¥123,181,105	¥123,009,507
Other deposits	c	52,722,107	52,740,173	49,746,705	49,607,234
Borrowings	c	15,635,111	15,546,303	14,954,804	14,876,449
Debt securities in issue	c	13,725,816	13,631,362	11,984,994	11,828,910
Other financial liabilities	c	12,105,474	12,105,317	8,522,212	8,522,110

Notes:

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial assets: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial liabilities: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial liabilities: The fair values are, in principle, based on the present values of future cash flows calculated using the funding costs for the remaining maturities. The fair values of debt securities in issue are based on a price quoted by a third party, such as a pricing service or broker, or the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
	(iv)	The carrying amounts and fair values of lease liabilities are not included in this table.

19	INTEREST RATE BENCHMARK REFORM
As of March 31, 2023, the Group had completed all of the transition from the London Interbank Offered Rate (“LIBOR”) settings which ceased at the end of 2021 to alternative reference rates. The Group continues the transition of financial instruments referencing the USD LIBOR settings which ceased as of June 30, 2023.
The following table shows quantitative information about financial instruments that have yet to be referencing the USD LIBOR at September 30, 2023 and March 31, 2023. The amounts in the table below are the aggregation of the amounts used for regulatory reporting of SMFG, SMBC, SMBC’s subsidiaries and SMBC Nikko Securities. They include contracts that will switch to using alternative reference rates at the next reset after September 30, 2023 and March 31, 2023. They also include, to a limited extent, synthetic USD LIBOR contracts that the Group utilized as a temporary solution.

	At September 30, 2023	At March 31, 2023

	(In billions)
Carrying amount of non-derivative financial assets	¥2,908	¥9,568
Carrying amount of non-derivative financial liabilities	77	1,351
Derivative notional amounts	1,965	247,066